As filed pursuant to Rule 424(b)(5)
under the Securities Act of 1933
Registration No. 333-71630
and Registration No. 333-120458

PROSPECTUS SUPPLEMENT	May 25, 2005

(To Prospectus dated November 29, 2004)

$300,000,000

6 1/4% Senior Notes due 2015

The Company:

▶	We are one of America’s leading homebuilders with domestic operating divisions in the following regions and states: West Coast—California; Southwest—Arizona, Nevada and New Mexico; Central—Colorado, Illinois, Indiana and Texas; and Southeast—Florida, Georgia, North Carolina and South Carolina. Kaufman & Broad S.A., KB Home’s publicly-traded French subsidiary, is one of the largest homebuilders in France based on revenues.

The Offering:

▶	Use of Proceeds: We expect to use the net proceeds from this offering to repay borrowings under our $1.0 billion domestic revolving credit facility.

The Senior Notes:

▶	Maturity: The notes will mature on June 15, 2015.

▶	Interest Payments: The notes will pay interest in cash semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005.

▶	Guarantees: The notes will be unconditionally guaranteed jointly and severally by certain of our subsidiaries on a senior unsecured basis.

▶	Ranking: The notes will be senior unsecured obligations of KB Home and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of KB Home.

▶	Optional Redemption: The notes may be redeemed, in whole at any time or from time to time in part, at our option at the redemption prices described in this prospectus supplement, plus accrued and unpaid interest to the applicable redemption date.

Before buying any notes, you should read the discussion of risks beginning on page S-8 of this prospectus supplement.

The underwriter has agreed to purchase the notes from KB Home at 99.533% of their principal amount for total proceeds to KB Home of approximately $298 million, after deducting estimated offering expenses payable by KB Home. The underwriter proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through The Depository Trust Company on or about June 2, 2005.

UBS Investment Bank

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the prospectus is accurate only as of the date on the front of this prospectus supplement, the date on the front of the accompanying prospectus or the date of the applicable incorporated document, as the case may be. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

When this prospectus supplement uses the words “KB Home,” “we,” “us,” and “our,” they refer to KB Home and its subsidiaries unless otherwise expressly stated or the context otherwise requires.

Our fiscal year ends on November 30. When this prospectus supplement refers to particular years or quarters in connection with the discussion of our results of operations or financial condition, those references mean the relevant fiscal years and fiscal quarters.

References in this prospectus supplement, the accompanying prospectus or the documents incorporated or deemed to be incorporated by reference herein or therein to homes or units delivered or constructed by KB Home include single-family homes and other residential units, including condominiums, and references to our homebuilding revenues and similar references refer to revenues derived from sales of single-family homes and other residential units, including condominiums, in each case unless otherwise expressly stated or the context otherwise requires.

The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus concerning the homebuilding industry, our market share, the market share of our operations in France, our size or the size of our French operations relative to other homebuilders and similar matters is derived principally from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources is reliable, we have not independently verified any of this information and we cannot assure you of its accuracy.

Prospectus supplement summary

The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in this prospectus supplement and the prospectus. It does not contain all of the information that may be important to you. You should read carefully this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus before you decide to invest in the notes.

KB HOME

KB Home is one of America’s leading homebuilders with domestic operating divisions in the following regions and states: West Coast— California; Southwest— Arizona, Nevada and New Mexico; Central— Colorado, Illinois, Indiana and Texas; and Southeast— Florida, Georgia, North Carolina and South Carolina. Kaufman & Broad S.A., KB Home’s publicly-traded French subsidiary, is one of the largest homebuilders in France based on revenues. In fiscal 2004, KB Home delivered 31,646 homes in the United States and France. KB Home also operates KB Home Mortgage Company, a full-service mortgage company for the convenience of its buyers. Founded in 1957, KB Home is a Fortune 500 company listed on the New York Stock Exchange under the ticker symbol “KBH.”

RECENT DEVELOPMENTS

On April 7, 2005, our stockholders approved an amendment to our certificate of incorporation increasing the number of authorized shares of our common stock from 100 million to 300 million. Immediately following this action, our Board of Directors declared a two-for-one split of our common stock in the form of a 100% stock dividend that was paid on April 28, 2005 to stockholders of record at the close of business on April 18, 2005.

On May 11, 2005, Timothy W. Finchem, Commissioner of the PGA TOUR, was unanimously elected to our Board of Directors. The addition of Mr. Finchem brings the total number of KB Home board members to 12, of which 11 are non-employee directors.

The offering

Issuer	KB Home, a Delaware corporation.

The Notes	$300 million aggregate principal amount of 6 1/4% Senior Notes due 2015.

Maturity	June 15, 2015.

Interest	Annual rate: 6 1/4%, accruing from June 2, 2005.

Payment frequency: Every six months on June 15 and December 15.

First payment: December 15, 2005.

Guarantees	Payment of principal of and premium, if any, and interest on the notes will be unconditionally guaranteed, jointly and severally, by eight of our operating subsidiaries, which we sometimes refer to as the “guarantors.” Each of these guarantors also guarantees, on an unsecured senior basis, our $1.0 billion domestic revolving credit facility and our outstanding 5 7/8% Senior Notes due 2015, 5 3/4% Senior Notes due 2014 and 6 3/8% Senior Notes due 2011 and, on an unsecured senior subordinated basis, our outstanding senior subordinated notes. Under certain circumstances, any or all of the guarantors may be released from their guarantees of the notes offered hereby or other subsidiaries of KB Home may be required to guarantee the notes offered hereby. Each guarantor’s guarantee of the notes offered hereby will rank equally in right of payment with all other unsecured and unsubordinated indebtedness and guarantees of that guarantor, including its guarantees of our borrowings and other obligations under our $1.0 billion domestic revolving credit facility and our 5 7/8% Senior Notes due 2015, 5 3/4% Senior Notes due 2014 and 6 3/8% Senior Notes due 2011, and senior in right of payment to its guarantees of our senior subordinated notes. At February 28, 2005, we had $435.9 million aggregate principal amount of borrowings and $170.9 million of letters of credit outstanding under our $1.0 billion domestic credit facility, $300.0 million of 5 7/8% Senior Notes due 2015 outstanding, $250.0 million of 5 3/4% Senior Notes due 2014 outstanding, $350.0 million of 6 3/8% Senior Notes due 2011 outstanding, and $750.0 million of senior subordinated notes outstanding. Your right to payment under the guarantees of the notes offered hereby will be effectively subordinated to all existing and future secured indebtedness of the guarantors of the notes. See “Description of Debt Securities—Guarantees” and “—Ranking—Ranking of Senior Debt Securities and Guarantees” in the accompanying prospectus.

Ranking	The notes will be our unsecured and unsubordinated obligations. The notes will rank equally in right of payment with all of our unsecured and unsubordinated indebtedness including, without limitation, our 5 7/8% Senior Notes due 2015, 5 3/4% Senior Notes due 2014 and 6 3/8% Senior Notes due 2011 and our borrowings and other obligations under our $1.0 billion domestic revolving credit facility, and will rank senior in right of payment to our outstanding senior subordinated notes. Your right to payment under the notes will be:

▶ effectively subordinated to all existing and future indebtedness, trade payables, guarantees and other liabilities of the subsidiaries of KB Home that are not guarantors of the notes; at February 28, 2005, these non-guarantor subsidiaries had approximately $1,021.7 million of liabilities outstanding, excluding collateralized mortgage obligations of approximately $0.9 million and intercompany liabilities; and

▶ effectively subordinated to all our existing and future secured indebtedness and all the existing and future secured indebtedness of the guarantors of the notes, which indebtedness is currently comprised principally of indebtedness secured by purchase money mortgages on real property, the aggregate principal amount of which indebtedness was approximately $38.7 million at February 28, 2005.

See “Risk Factors—Risk Factors Relating to the Notes Offered by this Prospectus Supplement—Our ability to service our debt, including the notes, depends upon cash provided to us by our subsidiaries, and the notes are effectively subordinated to the liabilities of our subsidiaries that are not guarantors of the notes and to secured indebtedness of us and the guarantors” in this prospectus supplement and “Description of Debt Securities—Ranking—Ranking of Senior Debt Securities and Guarantees” and “—Holding Company Structure” in the accompanying prospectus.

Use of Proceeds	We estimate that we will receive approximately $298 million in net proceeds from this offering, after deducting estimated offering expenses payable by us. We expect to use the net proceeds from this offering to repay borrowings under our $1.0 billion domestic revolving credit facility. See “Use of Proceeds.”

Optional Redemption	We may, at our option, redeem the notes, in whole at any time or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (exclusive of interest accrued to the applicable redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 35 basis points, plus, in each case, accrued and unpaid interest on the notes being redeemed to the redemption date. See “Description of the Notes—Optional Redemption.”

Covenants	We have agreed to certain restrictions on secured debt, sale and leaseback transactions and mergers, consolidations and transfers of substantially all of our assets. However, these covenants are subject to a number of important exceptions and limitations, and you should carefully review the information with respect to these covenants and the related definitions appearing in the accompanying prospectus under “Description of Debt Securities—Certain Covenants,” “—Consolidation, Merger and Sale of Assets” and “—Certain Definitions.”

Book-Entry Notes	The notes and the guarantees will be issued in book-entry form and represented by one or more global notes deposited with a custodian for The Depository Trust Company and registered in the name of The Depository Trust Company or its nominee. See “Description of Debt Securities—Book-Entry; Delivery and Form” in the accompanying prospectus.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 10990 Wilshire Boulevard, Los Angeles, California 90024. Our telephone number is (310) 231-4000.

Forward-looking statements

You are cautioned that certain statements contained or incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “hopes,” and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial or operating performance (including future revenues, unit deliveries, selling prices, expenses, gross margin, operating margin or other margins, selling, general and administrative expenses or selling, general and administrative expense ratios, earnings or earnings per share, or growth or growth rates), future market conditions, future interest rates and other economic conditions, ongoing business strategies or prospects, future dividends and changes in dividend levels, the value of backlog, including amounts that we expect to realize upon delivery of units included in backlog and the timing of those deliveries, expectations regarding the adequacy of our credit facilities and other sources of capital to satisfy current and future requirements for funds, potential expansion into new markets, expectations regarding community counts, potential future acquisitions and the impact of completed acquisitions, future share repurchases and possible future actions by KB Home, which may be included in this prospectus supplement, the accompanying prospectus or the documents incorporated or deemed to be incorporated by reference herein or therein, are also forward-looking statements as defined by such Act. Forward-looking statements are based on expectations and projections about future events at the time such statements were made and are subject to risks, uncertainties, and assumptions about KB Home, economic and market factors and the homebuilding industry, among other things. These statements are not guaranties of future performance, and KB Home has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by KB Home due to a number of factors. The principal important risk factors that could cause KB Home’s actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in national, regional, local, foreign or general economic conditions, conditions in the capital, credit and homebuilding markets, material prices and availability, labor costs and availability, interests rates and KB Home’s debt levels, the secondary market for loans, consumer confidence, competition, currency exchange rates (insofar as they affect KB Home’s operations in France), environmental factors (including weather, natural disasters or similar environmental events), government regulations affecting KB Home’s operations, the availability and cost of land in desirable areas, the continued impact of terrorist activities and U.S. response, unanticipated violations of KB Home policy, unanticipated legal or regulatory proceedings or claims and other events outside of KB Home’s control. See “Risk Factors” in this prospectus supplement and see KB Home’s Annual Report on Form 10-K for the year ended November 30, 2004, KB Home’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005, and KB Home’s other filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to KB Home’s business.

Risk factors

You should carefully consider the risks and uncertainties described below before purchasing the notes, as well as the risks and uncertainties described elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus. The following important factors could adversely impact our homebuilding and mortgage lending operations. These factors could cause our actual results to differ materially from the forward-looking and other statements that we make in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus. However, these are not the only risks and uncertainties that we face. You are also cautioned that some of the statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are “forward-looking statements” and are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements.”

RISK FACTORS RELATING TO KB HOME

Our business is cyclical and is significantly impacted by changes in general and local economic conditions.

Our business is substantially affected by changes in national and general economic factors outside of our control, such as:

▶	short and long term interest rates;

▶	the availability of financing for homebuyers;

▶	consumer confidence (which can be substantially affected by external conditions, including international hostilities involving the U.S. or France);

▶	federal mortgage financing programs; and

▶	federal income tax provisions.

The cyclicality of our business is also highly sensitive to changes in economic conditions that can occur on a local or regional basis, such as changes in:

▶	housing demand;

▶	population growth;

▶	employment levels and job growth; and

▶	property taxes.

Weather conditions and natural disasters such as earthquakes, hurricanes, tornadoes, floods, droughts, fires and other casualties can harm our homebuilding business on a local or regional basis.

Fluctuating lumber prices and shortages, as well as shortages or price fluctuations in other important building materials, can have an adverse effect on our homebuilding business.

Similarly, labor shortages or unrest among key trades, such as carpenters, roofers, electricians and plumbers, can delay the delivery of our homes and increase our costs.

The difficulties described above can cause demand and prices for our homes to diminish or cause us to take longer and incur more costs to build our homes. We may not be able to recover these increased costs by raising prices because the price of each home is usually set several months before the home is delivered, as our customers typically sign their home purchase contracts before construction has even

Risk factors

begun on their homes. In addition, some of the difficulties described above could cause some homebuyers to cancel their home purchase contracts altogether.

Our success depends on the availability of improved lots and undeveloped land that meet our land investment criteria.

The availability of finished and partially developed lots and undeveloped land for purchase that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices and zoning, allowable housing density and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

Home prices and sales activity in the particular markets and regions in which we do business impact our results of operations because our business is concentrated in these markets.

Home prices and sales activity in some of our key markets have declined from time to time for market-specific reasons, including adverse weather or economic contraction due to, among other things, the failure or decline of key industries and employers. If home prices or sales activity decline in one or more of the key markets in which we operate, our costs may not decline at all or at the same rate and, as a result, our overall results of operations may be adversely impacted.

Interest rate increases or changes in federal lending programs could lower demand for our homes and adversely impact our mortgage lending operations.

Nearly all of our customers finance the purchase of their homes, and a significant majority of these customers arrange their financing through our mortgage lending subsidiary. Increases in interest rates or decreases in availability of mortgage financing would increase monthly mortgage costs for our potential homebuyers and could therefore reduce demand for our homes and mortgages. Increased interest rates can also hinder our ability to realize our backlog because our sales contracts provide our customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event they cannot arrange for financing at interest rates that were prevailing when they signed their contracts.

Because the availability of Fannie Mae, FHLMC, FHA and VA mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of those types of financing could reduce our home sales and the lending volume at our mortgage subsidiary.

We are subject to substantial legal and regulatory requirements regarding the development of land, the homebuilding process and protection of the environment, which can cause us to suffer delays and incur costs associated with compliance and which can prohibit or restrict homebuilding activity in some regions or areas.

Our homebuilding business is heavily regulated and subject to increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, other environmental impacts, building design, construction and similar matters. These regulations often provide broad discretion to governmental authorities that regulate these matters, which can result in unanticipated delays or increases in the cost of a specified project or a number of projects in particular markets. We may also experience periodic delays in homebuilding projects due to building moratoria in any of the areas in which we operate.

Risk factors

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the environment. These laws and regulations may cause delays in construction and delivery of new homes, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas. In addition, environmental laws may impose liability for the costs of removal or remediation of hazardous or toxic substances whether or not the developer or owner of the property knew of, or was responsible for, the presence of those substances. The presence of those substances on our properties may prevent us from selling our homes and we may also be liable, under applicable laws and regulations or lawsuits brought by private parties, for hazardous or toxic substances on properties and lots that we have sold in the past.

Further, a significant portion of our business is conducted in California, which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than other homebuilders with a less significant California presence.

Because of our French business, we are also subject to regulations and restrictions imposed by the government of France concerning investments by non-French companies, such as us, in businesses in France, as well as to French and European Union laws and regulations similar to those discussed above.

Our mortgage banking operations are heavily regulated and subject to the rules and regulations promulgated by a number of governmental and quasi-governmental agencies. We are also subject to federal and state statutes and regulations which, among other things, prohibit discrimination, establish underwriting guidelines which include obtaining inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. A finding that we materially violated any of the foregoing laws could have an adverse effect on the results of our mortgage banking operations.

We are subject to a Consent Order that we entered into with the Federal Trade Commission in 1979. Pursuant to the Consent Order, we provide explicit warranties on the quality of our homes, follow certain guidelines in advertising and provide certain disclosures to prospective purchasers of our homes. A finding that we have significantly violated the Consent Order could result in substantial liabilities or penalties and could limit our ability to sell homes in certain markets.

We build homes in highly competitive markets, which could hurt our future operating results.

We compete in each of our markets with a number of homebuilding companies for homebuyers, land, financing, raw materials and skilled management and labor resources. Our competitors include other large national homebuilders, as well as smaller regional and local builders that can have an advantage in local markets because of long-standing relationships they may have with local labor or land sellers. We also compete with other housing alternatives, such as existing homes and rental housing.

These competitive conditions can:

▶	make it difficult for us to acquire desirable land which meets our land buying criteria;

▶	cause us to offer or to increase our sales incentives or price discounts; and

▶	result in reduced sales.

Any of these competitive conditions can adversely impact our revenues, increase our costs and/or impede the growth of our local or regional homebuilding businesses.

Risk factors

Our mortgage banking operations compete with other mortgage lenders, including national, regional and local mortgage bankers, savings and loan associations and other financial institutions. Mortgage lenders with greater access to capital markets or those with less rigorous lending criteria can sometimes offer lower interest rates than we can, which can diminish our ability to compete and adversely impact the results of operations from our mortgage banking business.

Because of the seasonal nature of our business, our quarterly operating results fluctuate.

We have experienced seasonal fluctuations in quarterly operating results. We typically do not commence significant construction on a home before a sales contract has been signed with a homebuyer. A significant percentage of our sales contracts are made during the spring and summer months. Construction of our homes typically requires approximately three months and weather delays that often occur during late winter and early spring may extend this period. As a result of these combined factors, we historically have experienced uneven quarterly results, with lower revenues and operating income generally during the first and second quarters of our fiscal year.

Our leverage may place burdens on our ability to comply with the terms of our indebtedness, may restrict our ability to operate and may prevent us from fulfilling our obligations.

The amount of our debt could have important consequences to you. For example, it could:

▶	limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

▶	require us to dedicate a substantial portion of our cash flow from operations to the payment of our debt and reduce our ability to use our cash flow for other purposes;

▶	impact our flexibility in planning for, or reacting to, changes in our business;

▶	place us at a competitive disadvantage because we have more debt than some of our competitors; and

▶	make us more vulnerable in the event of a downturn in our business or in general economic conditions.

Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses could also be affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds through the sale of debt and/or equity securities, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may also affect our ability to meet our debt service obligations, because borrowings under our bank credit facilities bear interest at floating rates. A higher interest rate on our debt could adversely affect our operating results.

Our business may not generate sufficient cash flow from operations and borrowings may not be available to us under our bank credit facilities in an amount sufficient to enable us to pay our debt service obligations or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity, which we may not be able to do on favorable terms or at all.

Under the terms of our $1.0 billion domestic revolving credit facility, our debt service payment obligations are defined as consolidated interest expense. As defined, consolidated interest expense for

Risk factors

the years ended November 30, 2004, 2003 and 2002 was $141.5 million, $118.8 million and $101.1 million, respectively.

The indentures governing our outstanding debt instruments and our bank credit facilities include various financial covenants and restrictions, including restrictions on debt incurrence, sales of assets and cash distributions by us. Should we not comply with any of those restrictions or covenants, the holders of those debt instruments or the banks, as appropriate, could cause our debt to become due and payable prior to maturity.

We may have difficulty in continuing to obtain the additional financing required to operate and develop our business.

Our construction operations require significant amounts of cash and/or available credit. It is not possible to predict the future terms or availability of additional capital. Moreover, our outstanding public debt, as well as our $1.0 billion domestic revolving credit facility and the credit facilities of our French subsidiary, contain provisions that may restrict the amount and nature of debt we may incur in the future. Our bank credit facilities limit our ability to borrow additional funds by placing a maximum cap on our leverage ratio. Under the most restrictive of these provisions, as of February 28, 2005, we would have been permitted to incur up to $4.2 billion of total consolidated indebtedness, as defined in the bank credit facilities. This maximum amount exceeded our actual total consolidated indebtedness at February 28, 2005 by $1.7 billion. There can be no assurance that we can actually borrow up to this maximum amount at any time, as our ability to borrow additional funds, and to raise additional capital through other means, is also dependent on conditions in the capital markets and our creditworthiness. If conditions in the capital markets change significantly and adversely affect our access to capital in amounts sufficient to support our operations, it could reduce our sales and may hinder our future growth and results of operations.

Our future growth may be limited by contracting economies in the markets in which we currently operate, our inability to find appropriate acquisition candidates, or our consummation of acquisitions that may not be successfully integrated or may not achieve expected benefits.

Our future growth and results of operations could be adversely affected if the markets in which we currently operate do not continue to support the expansion of our existing business or if we are unable to identify suitable acquisition opportunities in new markets. Over the last several years, there has been significant consolidation in the homebuilding industry, which has made it somewhat more difficult for us to identify appropriate acquisition candidates in new markets and has increased competition for acquisition candidates. If we do consummate acquisitions in the future, we may not be successful in integrating the operations of the acquired businesses, including their product lines, dispersed operations and distinct corporate cultures. Our inability to grow in existing markets or find appropriate acquisition opportunities in new markets, or our failure to successfully manage future acquisitions, would limit our ability to grow and would adversely impact our future operating results.

Because we build homes in France, some of our revenues and earnings are subject to foreign currency and economic risks.

A portion of our construction operations are located in France. As a result, our financial results are affected by fluctuations in the value of the U.S. dollar as compared to the euro and changes in the French economy to the extent those changes affect the homebuilding market there. We do not currently use any currency hedging instruments or other strategies to manage currency risks related to fluctuations in the value of the U.S. dollar or the euro.

Risk factors

RISK FACTORS RELATING TO THE NOTES OFFERED BY THIS PROSPECTUS SUPPLEMENT

Our ability to service our debt, including the notes, depends upon cash provided to us by our subsidiaries, and the notes are effectively subordinated to the liabilities of our subsidiaries that are not guarantors of the notes and to secured indebtedness of us and the guarantors.

The notes will initially be guaranteed by certain of our subsidiaries. However, a substantial portion of KB Home’s revenue and income is generated by, and a substantial portion of KB Home’s assets is held by, subsidiaries that are not guarantors of the notes, which we refer to as the “non-guarantor subsidiaries.” For example, during the fiscal quarter ended February 28, 2005, the non-guarantor subsidiaries generated approximately 37% of our consolidated net revenues, approximately 19% of our consolidated operating income and approximately 11% of our consolidated net income and, at February 28, 2005, the non-guarantor subsidiaries held approximately 36% of our consolidated assets. Likewise, for the fiscal year ended November 30, 2004, the non-guarantor subsidiaries generated approximately 34% of our consolidated net revenues, approximately 16% of our consolidated operating income and approximately 10% of our consolidated net income and, at November 30, 2004, the non-guarantor subsidiaries held approximately 36% of our consolidated assets. For further information, you should review note 11 to our consolidated financial statements appearing in our most recent Quarterly Report on Form 10-Q and note 16 to our consolidated financial statements appearing in our most recent Annual Report on Form 10-K, which include condensed consolidating financial statements that separately present the results of operations and financial condition of the guarantor and non-guarantor subsidiaries.

We are a holding company, and we conduct our operations through subsidiaries. We derive substantially all our revenues from our subsidiaries, and all of our operating assets are owned by our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of our subsidiaries to provide us with cash to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and the non-guarantor subsidiaries have no obligation to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans, or other distributions from our subsidiaries to us may be subject to contractual and other restrictions, are dependent upon results of operations of our subsidiaries, may be subject to tax or other laws limiting our ability to repatriate funds from foreign subsidiaries, and are subject to other business considerations.

Because of our holding company structure, the notes will be effectively subordinated to all existing and future liabilities of our non-guarantor subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any non-guarantor subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of that subsidiary’s creditors and of the holders of any indebtedness or other obligations guaranteed by that subsidiary, except to the extent that we may ourselves be a creditor with recognized claims against that subsidiary. However, even if we are a creditor of one of our non-guarantor subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of that subsidiary senior to that held by us. As of February 28, 2005, our non-guarantor subsidiaries had approximately $1,021.7 million of liabilities outstanding, excluding collateralized mortgage obligations of approximately $0.9 million and intercompany liabilities, to which the notes would be structurally subordinated.

Risk factors

The notes will also be effectively subordinated to our existing and future secured indebtedness and the existing and future secured indebtedness of the guarantors of the notes, which indebtedness is currently comprised principally of indebtedness secured by purchase money mortgages on real property, the aggregate principal amount of which indebtedness was approximately $38.7 million at February 28, 2005.

Each of the initial guarantors of the notes offered hereby also guarantees, on an unsecured senior basis, our $1.0 billion domestic revolving credit facility, our outstanding 5 7/8% Senior Notes due 2015, 5 3/4% Senior Notes due 2014 and 6 3/8% Senior Notes due 2011 and, on an unsecured senior subordinated basis, our outstanding senior subordinated notes. Each guarantor’s guarantee of the notes offered hereby will rank equally in right of payment with all other unsecured and unsubordinated indebtedness and guarantees of that guarantor, including its guarantees of our borrowings and other obligations under our $1.0 billion domestic revolving credit facility and our 5 7/8% Senior Notes due 2015, 5 3/4% Senior Notes due 2014 and 6 3/8% Senior Notes due 2011, and senior in right of payment to its guarantees of our senior subordinated notes. At February 28, 2005, we had $435.9 million aggregate principal amount of borrowings and $170.9 million of letters of credit outstanding under our $1.0 billion domestic revolving credit facility, $300.0 million of 5 7/8% Senior Notes due 2015 outstanding, $250.0 million of 5 3/4% Senior Notes due 2014 outstanding, $350.0 million of 6 3/8% Senior Notes due 2011 outstanding and $750.0 million of senior subordinated notes outstanding. Your right to payment under the guarantees of the notes offered hereby will be effectively subordinated to the secured indebtedness of the guarantors of the notes, as described above.

The indenture that will govern the notes will not contain any limitation on the amount of liabilities, including indebtedness and guarantees, that we and our subsidiaries may incur in the future.

Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.

The notes will initially be guaranteed by certain of our subsidiaries and, under certain circumstances, other subsidiaries of ours may be required to guarantee the notes. Any of these guarantees may be subject to review as fraudulent transfers under federal bankruptcy law and comparable provisions of state fraudulent transfer laws in the event a bankruptcy or reorganization case is commenced by or on behalf of one of the guarantors or if a lawsuit is commenced against one of the guarantors by or on behalf of an unpaid creditor of such guarantor. Although the elements that must be found for a guarantee to be determined to be a fraudulent transfer vary depending upon the law of the jurisdiction that is being applied, as a general matter, if a court were to find that, at the time any guarantor issued its guarantee of the notes:

▶	it issued the guarantee to delay, hinder or defraud present or future creditors; or

▶	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee, and

▶	was insolvent or rendered insolvent by reason of issuing the guarantee; or

▶	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

▶	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then the court could void the obligations under such guarantee, subordinate the guarantee to that of the guarantor’s other debt or take other action detrimental to you and the guarantees of the notes, including directing the return of any payments received from the guarantors.

Risk factors

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt or issued its guarantee:

▶	the present fair value of its assets was less than the amount that would be required to pay its liabilities on its existing debts, including contingent liabilities, as they become due; or

▶	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If that were to occur, any guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of KB Home, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

The guarantors may be released from their guarantees of the notes under certain circumstances.

Under certain circumstances specified in the indenture under which the notes will be issued, any or all of the guarantors of the notes may be released from their guarantees. If this were to occur, it could have a material adverse effect on the value of the notes. See “Description of Debt Securities—Guarantees” in the accompanying prospectus.

Upon the occurrence of a change in control, holders of a substantial amount of our other indebtedness may have the right to require us to repurchase or repay that indebtedness, while the holders of the notes offered hereby will have no similar rights.

The indentures governing approximately $750.0 million aggregate principal amount of our outstanding senior subordinated debt securities (not including the indenture governing the notes) and our $1.0 billion domestic revolving credit facility permit the holders of those debt securities and that indebtedness to require us to repurchase or repay those debt securities and that indebtedness upon the incurrence of specified change in control events relating to us. The indenture governing the notes offered hereby does not contain a comparable provision permitting holders of the notes to require us to repurchase the notes upon the occurrence of a change in control event relating to us. As a result, upon the occurrence of certain types of change in control events relating to us, holders of a substantial amount of our other debt securities and indebtedness may have the right to require us to repurchase or repay those debt securities and that indebtedness, while the holders of the notes offered hereby will have no similar rights.

An active trading market may not develop for the notes.

We cannot assure you that a trading market for the notes will ever develop or, if a trading market develops, that it will be maintained or provide adequate liquidity. We do not intend to apply for listing of the notes on any securities exchange or for quotation on any automated or other quotation system. The notes will be a new issue of securities with no trading history or established trading market. Any trading market for the notes may be adversely affected by changes in interest rates, the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, you might not be able to sell your notes, or, even if you can sell your notes, you might not be able to sell them at an acceptable price.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $298 million (after deducting estimated offering expenses payable by us). We expect to use the net proceeds from this offering to repay borrowings under our $1.0 billion domestic revolving credit facility. As of February 28, 2005, we had $435.9 million of borrowings outstanding under our $1.0 billion domestic revolving credit facility. Borrowings that we repay under that revolving credit facility may be re-borrowed, subject to customary conditions. At February 28, 2005, the weighted average interest rate for borrowings under our revolving credit facility was 4.58%.

Selected consolidated financial data

The following table presents selected consolidated financial data of KB Home. The data, other than housing, commercial and land revenues, unit deliveries and the ratio of earnings to fixed charges, as of and for the fiscal years ended November 30, 2004, 2003, 2002, 2001 and 2000 are derived from the financial statements for those years that have been audited by Ernst & Young LLP, an independent registered public accounting firm. Data related to housing, commercial and land revenues, unit deliveries and the ratio of earnings to fixed charges are derived from unaudited financial statements. The following selected consolidated financial data at February 28, 2005 and February 29, 2004 and for each of the three month periods ended February 28, 2005 and February 29, 2004 is unaudited but reflects, in the opinion of KB Home, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition as of and for these periods. The results of operations for the three months ended February 28, 2005 are not necessarily indicative of results to be expected for the full fiscal year. The following data should be read in conjunction with the financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended
	February 28(29),		Years Ended November 30,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)		(dollars in millions, except per share amounts)
Statement of Operations Data:
Revenues:
Housing	$1,618.1	$1,332.0	$6,957.6	$5,642.8	$4,855.9	$4,367.0	$3,769.2
Commercial	2.2	3.1	22.8	107.0	43.8	69.9	.8
Land	8.2	6.8	27.9	25.7	39.2	64.8	100.5
Mortgage banking	7.6	11.5	44.4	75.1	91.9	72.5	60.4

Total revenues	$1,636.1	$1,353.4	$7,052.7	$5,850.6	$5,030.8	$4,574.2	$3,930.9

Construction:
Revenues	$1,628.5	$1,341.9	$7,008.3	$5,775.5	$4,938.9	$4,501.7	$3,870.5
Costs and expenses	(1,432.9)	(1,222.4)	(6,233.6)	(5,212.6)	(4,486.0)	(4,149.4)	(3,581.9)

Operating income	195.6	119.5	774.7	562.9	452.9	352.3	288.6
Interest income	1.0	1.2	3.9	3.0	4.2	3.5	5.8
Interest expense, net of amounts capitalized	(2.4)	(4.5)	(18.2)	(23.8)	(32.7)	(41.1)	(31.5)
Minority interests	(14.4)	(8.7)	(69.0)	(26.9)	(17.0)	(27.9)	(31.6)
Equity in pretax income of unconsolidated joint ventures	5.6	1.2	17.6	2.5	4.4	3.9	2.9
Gain on issuance of French subsidiary stock	—	—	—	—	—	—	39.6

Construction pretax income	185.4	108.7	709.0	517.7	411.8	290.7	273.8

Selected consolidated financial data

	Three Months Ended
	February 28(29),		Years Ended November 30,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)		(dollars in millions, except per share amounts)
Mortgage banking:
Revenues	7.6	11.5	44.4	75.1	91.9	72.5	60.4
Expenses	(7.0)	(9.5)	(35.7)	(39.3)	(34.4)	(38.7)	(36.5)

Mortgage banking pretax income	.6	2.0	8.7	35.8	57.5	33.8	23.9

Total pretax income	186.0	110.7	717.7	553.5	469.3	324.5	297.7
Income taxes	(63.3)	(36.5)	(236.8)	(182.7)	(154.9)	(110.3)	(87.7)

Net income	$122.7	$74.2	$480.9	$370.8	$314.4	$214.2	$210.0

Basic earnings per share	$1.53	$.95	$6.14	$4.71	$3.79	$2.86	$2.70

Diluted earnings per share	$1.41	$.88	$5.70	$4.40	$3.58	$2.75	$2.62

Ratio of earnings to fixed charges(1)	4.51x	3.86x	5.20x	4.83x	4.87x	3.30x	3.00x
Other Operating Data:
West Coast unit deliveries	1,095	1,106	5,383	5,549	5,344	5,550	5,476
Southwest unit deliveries	1,572	1,654	7,478	6,695	6,037	6,238	5,832
Central unit deliveries	1,873	1,658	9,101	7,659	9,605	9,181	8,112
Southeast unit deliveries	1,314	918	4,975	3,504	679	187	—
Foreign unit deliveries	993	860	4,709	3,924	3,787	3,382	2,972

Total unit deliveries	6,847	6,196	31,646	27,331	25,452	24,538	22,392

Unconsolidated joint ventures unit deliveries	210	143	931	231	356	330	455

Cash Flow from Operating Activities Data:
Equity in pretax income of unconsolidated joint ventures	$(5.6)	$(1.2)	$(17.6)	$(2.5)	$(4.4)	$(3.9)	$(2.9)
Minority interests	14.4	8.7	69.0	26.9	17.0	27.9	31.6
Depreciation and amortization	5.0	5.2	21.8	21.5	17.2	43.9	41.3
Previously capitalized interest amortized to cost of sales	16.1	15.7	78.8	69.4	68.8	64.0	40.7
Provision for deferred income taxes	4.6	3.5	(51.7)	12.1	(59.4)	(44.7)	25.7
Capitalized interest	(38.8)	(26.1)	(123.3)	(95.0)	(68.4)	(62.0)	(62.7)

Selected consolidated financial data

	At February 28(29),		At November 30,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)		(dollars in millions)
Balance Sheet Data:
Assets:
Construction assets	$6,062.3	$4,386.0	$5,625.5	$3,982.7	$3,391.4	$2,983.5	$2,361.7
Mortgage banking assets	197.3	242.6	210.5	253.1	634.1	709.4	467.2

Total assets	$6,259.6	$4,628.6	$5,836.0	$4,235.8	$4,025.5	$3,692.9	$2,828.9

Liabilities and stockholders’ equity:
Construction liabilities:
Accounts payable, accrued expenses and other liabilities	$1,426.2	$1,117.4	$1,560.0	$1,128.9	$954.1	$797.4	$513.2
Mortgages and notes payable	2,389.1	1,565.7	1,975.6	1,253.9	1,167.1	1,088.6	988.0

	3,815.3	2,683.1	3,535.6	2,382.8	2,121.2	1,886.0	1,501.2
Mortgage banking liabilities	122.8	165.3	117.7	170.9	555.8	650.7	426.3
Minority interests	133.2	98.4	127.0	89.2	74.2	63.7	246.6
Stockholders’ equity	2,188.3	1,681.8	2,055.7	1,592.9	1,274.3	1,092.5	654.8

Total liabilities and stockholders’ equity	$6,259.6	$4,628.6	$5,836.0	$4,235.8	$4,025.5	$3,692.9	$2,828.9

(1)	We compute earnings by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest to pretax earnings (excluding undistributed earnings of unconsolidated joint ventures). We compute fixed charges by adding interest expense and capitalized interest and the portion of rental expense we consider to be interest. Beginning July 7, 1998, our fixed charges also included distributions on mandatorily redeemable preferred securities. On August 16, 2001, all of the mandatorily redeemable preferred securities were retired. No preferred stock was outstanding during any of the periods presented in the above table.

In computing the ratios appearing above, we exclude from our interest expense interest incurred by our wholly owned limited purpose financing subsidiaries on their outstanding collateralized mortgage obligations. If we included interest on those collateralized mortgage obligations, the ratio of earnings to fixed charges for the three months ended February 28, 2005 and February 29, 2004 and the years ended November 30, 2004, 2003, 2002, 2001 and 2000 would have been 4.50x, 3.85x, 5.20x, 4.81x, 4.82x, 3.27x and 2.96x, respectively.

The amount of earnings used in the calculation of the ratio of earnings to fixed charges for the year ended November 30, 2000 includes a $39.6 million gain on the issuance in France of common stock by Kaufman & Broad S.A., a majority owned subsidiary, recorded in the first quarter of fiscal 2000. We sometimes refer to this stock issuance as the “French IPO.” If the French IPO gain were excluded, the ratio of earnings to fixed charges would have been 2.71x for the year ended November 30, 2000. If we excluded the French IPO gain but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges would have been 2.68x for the year ended November 30, 2000.

Selected consolidated financial data

Description of the notes

The 6 1/4% Senior Notes due 2015 of KB Home, which we sometimes refer to as the “notes,” are issuable under the senior indenture dated as of January 28, 2004, as amended and supplemented, by and among KB Home, the Guarantors (as defined in the accompanying prospectus under “Description of Debt Securities—Certain Definitions”) party thereto from time to time and SunTrust Bank, as trustee (the “Trustee”), which we refer to as the “Indenture.”

The notes are a series of “senior debt securities” and the Indenture is the “senior indenture” referred to in the accompanying prospectus under the heading “Description of Debt Securities.” This description of selected terms of the notes and the Indenture supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the debt securities, the senior debt securities and the senior indenture which appears in the accompanying prospectus under the heading “Description of Debt Securities,” to which description reference is made and which you should read. The following description of selected terms of the notes and the Indenture is not complete and is qualified in its entirety by reference to the Indenture and the form of certificate evidencing the notes, copies of which have been or will be filed as exhibits to the registration statement of which the accompanying prospectus is a part or to the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the prospectus.

Some of the terms, whether or not capitalized, used in this description are defined in the accompanying prospectus under “Description of Debt Securities.” Some of the terms, whether or not capitalized, used but not defined under this “Description of the Notes” or under “Description of Debt Securities” in the accompanying prospectus have the meanings given to them in the Indenture. As used in this “Description of the Notes,” “KB Home,” “we,” “our” and “us” refer to KB Home and do not include its subsidiaries, except as otherwise expressly provided or as the context otherwise requires.

GENERAL

The notes will constitute a separate series of senior debt securities under the Indenture, initially limited to $300,000,000 aggregate principal amount. Under the Indenture, KB Home may, without the consent of the holders of the notes, from time to time in the future “reopen” the series and issue additional notes of the same series. The notes offered by this prospectus supplement and any additional notes we may issue in the future upon such a reopening will constitute a single series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the notes offered by this prospectus supplement and any additional notes that we may issue by reopening the series will vote or take that action as a single class.

The notes will mature on June 15, 2015. The notes will bear interest from June 2, 2005 at the rate of 6 1/4% per annum, payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2005, to the persons in whose names the notes are registered, subject to certain exceptions as provided in the Indenture, at the close of business on June 1 or December 1, as the case may be, immediately preceding such June 15 or December 15. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The notes will be unsecured and unsubordinated obligations of KB Home. See “Risk Factors—Risk Factors Relating to the Notes Offered by this Prospectus Supplement—Our ability to service our debt, including the notes, depends upon cash provided to us by our subsidiaries, and the notes are effectively subordinated to the liabilities of our subsidiaries that are not guarantors of the notes and to secured indebtedness of us and guarantors” above and “Description of Debt Securities—Holding Company

Description of the notes

Structure” and “—Ranking—Ranking of Senior Debt Securities and Guarantees” in the accompanying prospectus.

The notes will initially have the benefit of guarantees from the Guarantors as described under “Description of Debt Securities—Guarantees” in the accompanying prospectus. Each guarantee will be the unsecured and unsubordinated obligation of the related Guarantor. See “Risk Factors—Risk Factors Relating to the Notes Offered by this Prospectus Supplement—Our ability to service our debt, including the notes, depends upon cash provided to us by our subsidiaries, and the notes are effectively subordinated to the liabilities of our subsidiaries that are not guarantors of the notes and to secured indebtedness of us and guarantors” above and “Description of Debt Securities—Holding Company Structure” and “—Ranking—Ranking of Senior Debt Securities and Guarantees” in the accompanying prospectus. Under certain circumstances specified in the Indenture, any or all of the Guarantors may be released from their guarantees of the notes or other subsidiaries of KB Home may be required to guarantee the notes. See “Description of Debt Securities—Guarantees” in the accompanying prospectus. The guarantees may be subject to review as fraudulent transfers under applicable law. See “Risk Factors—Risk Factors Relating to the Notes Offered by this Prospectus Supplement—Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.”

The notes will not be entitled to the benefit of any sinking fund. In addition, the Indenture does not contain any provision that would permit holders of notes to require us to repurchase the notes in the event of a change in control of us or otherwise, nor does the Indenture contain provisions intended to protect investors in the event of a recapitalization, highly leveraged transaction or other similar transaction affecting us or our subsidiaries. See “Risk Factors—Risk Factors Relating to the Notes Offered by this Prospectus Supplement—Upon the occurrence of a change in control, holders of a substantial amount of our other indebtedness may have the right to require us to repurchase or repay that indebtedness, while the holders of the notes offered hereby will have no similar rights.”

The notes will be entitled to the benefit of the covenants described in the accompanying prospectus under “Description of Debt Securities—Certain Covenants” and “—Consolidation, Merger and Sale of Assets.” However, these covenants are subject to a number of important exceptions and limitations, and you should carefully review the information with respect to these covenants and the related definitions appearing in the accompanying prospectus under those captions and “Description of Debt Securities— Certain Definitions.”

The notes will be issued in book-entry form and represented by one or more global notes registered in the name of The Depository Trust Company, as Depositary, or its nominee. This means that you will not be entitled to receive a certificate for the notes that you purchase except under the limited circumstances described in the accompanying prospectus under “Description of Debt Securities—Book-Entry; Delivery and Form.”

OPTIONAL REDEMPTION

The notes will be redeemable, in whole at any time or from time to time in part, at KB Home’s option on any date (each, a “Redemption Date”) at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes to be redeemed, and

(b)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable Redemption Date) discounted to such Redemption Date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 35 basis points,

Description of the notes

plus, in the case of both clause (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such Redemption Date. Notwithstanding the foregoing, installments of interest on notes whose stated maturity is on or prior to the relevant Redemption Date will be payable to the holders of such notes (or one or more Predecessor Securities) registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of the Indenture.

“Treasury Rate” means, with respect to any Redemption Date for the notes:

(a)	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month); or

(b)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable Redemption Date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” below, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

“Comparable Treasury Issue” means, with respect to any Redemption Date for the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Independent Investment Banker” means, with respect to any Redemption Date for the notes, UBS Securities LLC and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with KB Home.

“Comparable Treasury Price” means, with respect to any Redemption Date for the notes:

(a)	the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

(b)	if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means UBS Securities LLC and its successors (provided, however, that if such firm or any such successor, as the case may be, shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Trustee, after consultation with

Description of the notes

KB Home, will substitute therefor another Primary Treasury Dealer) and three other Primary Treasury Dealers selected by the Trustee after consultation with KB Home.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for the notes, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

“Final Maturity Date” means June 15, 2015.

Notice of any redemption by KB Home will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of notes to be redeemed. If less than all the notes are to be redeemed at the option of KB Home, the Trustee will select, in such manner as it deems fair and appropriate, the notes (or portions thereof) to be redeemed. Unless KB Home defaults in payment of the redemption price (including, without limitation, interest, if any, accrued to the applicable Redemption Date), on and after any Redemption Date interest will cease to accrue on the notes or portions thereof called for redemption on such Redemption Date.

Material United States Federal Income Tax Considerations

GENERAL

The following discussion summarizes some of the U.S. Federal income tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes who purchases the notes for cash at the issue price, as determined for U.S. Federal income tax purposes, and who holds the notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. Federal income tax consequences of purchasing, owning or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities electing to mark to market, persons who hold the notes through partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion also does not address alternative minimum tax consequences or any tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

CONSEQUENCES TO U.S. HOLDERS

The following discussion summarizes certain U.S. Federal income tax considerations relevant to a U.S. holder. You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are:

▶	an individual U.S. citizen or resident alien;

▶	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▶	an estate whose world-wide income is subject to U.S. Federal income taxation; or

▶	a trust that either is subject to the supervision of a court within the United States and which has one or more U.S. persons with authority to control all substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

Material United States Federal Income Tax Considerations

Interest on the notes

Provided that the discount, if any, upon issuance of the notes is less than 1/4 of 1% of the principal amount of the notes multiplied by the number of complete years to maturity, stated interest on a note will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

Sale, exchange, redemption or other disposition of the notes

Upon the disposition of a note by sale, exchange, redemption or other disposition, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously recognized as income, which will be treated as ordinary interest income as described above) and (ii) your adjusted federal income tax basis in the note. Your adjusted federal income tax basis in a note generally will equal the cost of the note to you. Any capital gain or loss will be long-term capital gain or loss if you have held the note for longer than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to certain limitations).

Backup withholding and information reporting

Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. Federal income tax liability, provided the required information is timely provided to the IRS.

CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion summarizes certain U.S. Federal income tax considerations relevant to a non-U.S. holder. You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are not a U.S. holder.

U.S. Federal withholding tax

The United States generally imposes a 30% (or lower applicable treaty rate) withholding tax on payments of interest to non-U.S. holders not effectively connected with their conduct of a trade or business in the United States (or, where a tax treaty applies, not attributable to a United States permanent establishment). The 30% (or lower applicable treaty rate) U.S. Federal withholding tax will not apply to any payment of interest on the notes provided that:

▶	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury Regulations;

▶	you are not a controlled foreign corporation that is related to us through stock ownership; and

▶	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

Material United States Federal Income Tax Considerations

In each case, (a) you must provide your name and address on an IRS Form W-8BEN (or successor form), and certify under penalties of perjury, that you are not a U.S. person, (b) a financial institution holding the notes on your behalf must certify, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and must provide us with a copy, or (c) you must hold your notes directly through a “qualified intermediary,” and the qualified intermediary must have sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and has signed an agreement with the IRS providing that it will administer all or part of the U.S. Federal tax withholding rules under specified procedures.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% (or lower applicable treaty rate) U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. Federal income tax

Interest. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. Federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, including earnings and profits from an investment in the notes, that are effectively connected with the conduct by you of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes. Any gain or income realized on the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. Federal income tax unless:

▶	that gain or income is effectively connected with the conduct of a trade or business in the United States by you (or, where a tax treaty applies, is attributable to a United States permanent establishment), in which case, if you are a foreign corporation, the 30% (or lower applicable treaty rate) branch profits tax may also apply;

▶	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are present; or

▶	the gain represents accrued interest, in which case the rules for taxation of interest would apply.

Backup withholding and information reporting

Payments to non-U.S. holders of interest on a note and amounts withheld from such payments, if any, generally will be reported to the IRS and such non-U.S. holders. Backup withholding will not apply to payments of principal and interest on the notes if you certify as to your non-U.S. holder status on an IRS Form W-8BEN (or successor form) under penalties of perjury or you otherwise qualify for an exemption (provided that neither we nor our agent know or have reason to know that you are a United States person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition

Material United States Federal Income Tax Considerations

effected outside the United States by a non-U.S. holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. Federal income tax liability, if any, provided the required information is timely provided to the IRS.

Underwriting

KB Home intends to offer the notes through UBS Securities LLC subject to the terms and conditions set forth in an underwriting agreement dated May 25, 2005. We refer to UBS Securities LLC as the “underwriter.”

The underwriting agreement provides that the underwriter’s obligation to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. Under the terms of the underwriting agreement, the underwriter is committed to take and pay for all of the notes if any are taken.

The underwriter has advised us that it proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriter may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the notes for whom they may act as agent. Any dealers that participate with the underwriter in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by the underwriter or any such dealer and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include syndicate covering transactions. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

The notes are a new issue of securities with no established trading market. KB Home does not currently intend to apply for listing of the notes on a national securities exchange or on any automated or other quotation system, but has been advised by the underwriter that it intends to make a market in the notes. The underwriter is not obligated, however, to do so and may discontinue its market making at any time without notice. No assurance can be given that a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop. See “Risk Factors — Risk Factors Relating to the Notes Offered by this Prospectus Supplement — An active trading market may not develop for the notes.”

KB Home has agreed that for a period of 30 days from the date hereof, it will not, without the prior written consent of the underwriter, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any debt securities or any securities convertible into or exchangeable or exercisable for any debt securities, except for the notes sold to the underwriter pursuant to the underwriting agreement; provided that this will not prevent KB Home from making borrowings under its credit facility or bank credit lines.

We expect that delivery of the notes will be made against payment for the notes on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (the settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. In addition, debt securities that trade in the same-day funds settlement system of The Depository Trust Company often settle on the trade date. Assuming that trades in the notes settle on the trade date, purchasers who wish to trade notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the

Underwriting

notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding four business days should consult their own advisors.

KB Home estimates that its share of total expenses of the offering will be approximately $300,000.

From time to time in the ordinary course of their respective businesses, the underwriter and/or its affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and our affiliates.

KB Home has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

Legal matters

Certain legal matters in connection with the offering will be passed upon by Kimberly N. King, Corporate Secretary and Vice President, Corporate Legal Affairs, of KB Home. The validity of the notes will be passed upon for KB Home by Munger, Tolles & Olson LLP, Los Angeles, California. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriter. Sidley Austin Brown & Wood LLP represents KB Home in connection with certain other legal matters from time to time.

Experts

The consolidated financial statements of KB Home appearing in KB Home’s Annual Report on Form 10-K for the year ended November 30, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein and in the accompanying prospectus by reference. Such consolidated financial statements are incorporated herein and therein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$1,500,000,000

Debt Securities

Guarantees of Debt Securities
Preferred Stock
Common Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units
Depositary Shares

        KB Home will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement to this prospectus carefully before you invest.

      The common stock of KB Home is listed on the New York Stock Exchange under the symbol “KBH.” Any common stock issued pursuant to a prospectus supplement will be listed, subject to notice of issuance, on the New York Stock Exchange.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 29, 2004.

      We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

      When this prospectus or any prospectus supplement uses the words “KB Home,” “we,” “us,” and “our,” they refer to KB Home and its subsidiaries unless otherwise stated or the context otherwise requires. Our fiscal year ends on November 30. When this prospectus or any prospectus supplement refers to particular years or quarters in connection with the discussion of our results of operations or financial condition, those references mean the relevant fiscal years and fiscal quarters.

      References in this prospectus or any prospectus supplement to homes or units delivered or constructed by KB Home include single-family homes and other residential units, including condominiums, and references to our homebuilding revenues and similar references refer to revenues derived from sales of single-family homes and other residential units, including condominiums, in each case unless otherwise expressly stated or the context otherwise requires.

FORWARD-LOOKING STATEMENTS

      You are cautioned that certain statements contained or incorporated or deemed to be incorporated by reference in this prospectus are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “hopes,” and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial or operating performance (including future revenues, unit deliveries, expenses, margins, earnings or earnings per share, or growth or growth rates), future market conditions, future interest rates and other economic conditions, ongoing business strategies or prospects, future dividends and changes in dividend levels, the value of backlog, including amounts that we expect to realize upon delivery of units included in backlog and the timing of those deliveries, potential future acquisitions and the impact of completed acquisitions, future share repurchases and possible future actions by KB Home, which may be included in this prospectus or the documents incorporated or deemed to be incorporated by reference herein are also forward-looking statements as defined by the Act. Forward-looking statements are based on expectations and projections about future events at the time such statements were made and are subject to risks, uncertainties, and assumptions about KB Home, economic and market factors and the homebuilding industry, among other things. These statements are not guaranties of the future performance, and KB Home has no specific intention to update these statements.

      Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by KB Home due to a number of factors. The principal important risk factors that could cause KB Home’s performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, the impact of terrorist activities and the U.S. response, the U.S. military commitment in the Middle East, recessionary trends and other adverse changes in general economic conditions, material prices, labor costs, interest rates, the secondary market for loans, consumer confidence, competition, currency exchange rates insofar as they affect KB Home’s operations in France, environmental factors, government regulations affecting KB Home’s operations, the availability and cost of land in desirable areas, unanticipated violations of KB Home policy, unanticipated legal proceedings, and conditions in the capital, credit and homebuilding markets. See KB Home’s Annual Report on Form 10-K for the year ended November 30, 2003, KB Home’s Quarterly Reports on Form 10-Q for the quarters ended February 29, 2004, May 31, 2004 and August 31, 2004, and KB Home’s other filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to KB Home’s business.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being sold in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described immediately below under the heading “Where You Can Find More Information.”

      Any statements in this prospectus or in any accompanying prospectus supplement concerning the provisions of any document are not complete. In each instance, reference is made to the copy of that document filed or incorporated or deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus is a part or otherwise filed with the SEC. Each statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our common stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or

15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and until we sell all of the securities covered by this prospectus, other than portions of these documents that are either (a) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (b) furnished under Item 9 or Item 12 of a Current Report on Form 8-K filed prior to August 23, 2004 or furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K filed on or after August 23, 2004 and, unless otherwise expressly stated in the prospectus supplement accompanying this prospectus, we also do not incorporate by reference into this prospectus any information appearing under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook” in our Annual Reports on Form 10-K or our Quarterly Reports on Form 10-Q.

(1) Our Annual Report on Form 10-K for the year ended November 30, 2003;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended February 29, 2004, May 31, 2004 and August 31, 2004; and

(3) Our Current Reports on Form 8-K filed December 23, 2003, January 15, 2004, June 14, 2004 and June 24, 2004.

      Any information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus or in the applicable prospectus supplement modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

      We encourage you to read our periodic and current reports. We think these reports provide additional information about our company which prudent investors will find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by writing to us at our principal executive offices at the following address: KB Home, 10990 Wilshire Boulevard, Los Angeles, CA 90024, Attention: Investor Relations. Our telephone number is (310) 231-4000.

DESCRIPTION OF KB HOME

      KB Home is one of America’s leading homebuilders with domestic operating divisions in the following regions and states: West Coast — California; Southwest — Arizona, Nevada and New Mexico; Central — Colorado, Illinois, Indiana and Texas; and Southeast — Florida, Georgia, North Carolina and South Carolina. Kaufman & Broad S.A., KB Home’s majority-owned subsidiary, is one of the largest homebuilders in France based on revenues. In fiscal 2003, KB Home delivered 27,331 homes in the United States and France. It also operates KB Home Mortgage Company, a full-service mortgage company for the convenience of its buyers. Founded in 1957, KB Home is a Fortune 500 company listed on the New York Stock Exchange under the ticker symbol “KBH.”

USE OF PROCEEDS

      Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include the development of new residential properties and commercial projects, the repayment of debt and possible land or corporate acquisitions. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth KB Home’s ratio of earnings to fixed charges for each of the periods indicated:

	Nine Months Ended
			Years Ended November 30,
	August 31,	August 31,
	2004	2003	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges(1)	4.55x	4.11x	4.83x	4.87x	3.30x	3.00x	2.92x

(1)	We compute earnings by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest to pretax earnings (excluding undistributed earnings of unconsolidated joint ventures). We compute fixed charges by adding interest expense and capitalized interest and the portion of rental expense we consider to be interest. Beginning July 7, 1998, our fixed charges also included distributions on mandatorily redeemable preferred securities. On August 16, 2001, all of the mandatorily redeemable preferred securities were retired. No preferred stock was outstanding during any of the periods presented in the above table.

In computing the ratios appearing above, we exclude from our interest expense interest incurred by our wholly owned limited purpose financing subsidiaries on their outstanding collateralized mortgage obligations. If we included interest on those collateralized mortgage obligations, the ratio of earnings to fixed charges for the nine months ended August 31, 2004 and August 31, 2003 and the years ended November 30, 2003, 2002, 2001, 2000 and 1999 would have been 4.55x, 4.09x, 4.81x, 4.82x, 3.27x, 2.96x and 2.84x, respectively.

The amount of earnings we used in the calculation of the ratio of earnings to fixed charges for the year ended November 30, 1999 reflects an $18.2 million pretax secondary market trading loss we recorded in the third quarter of fiscal 1999. If we excluded the secondary market trading loss, the ratio of earnings to fixed charges would have been 3.08x for the year ended November 30, 1999. If we excluded the secondary market trading loss but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges would have been 2.99x for the year ended November 30, 1999.

The amount of earnings used in the calculation of the ratio of earnings to fixed charges for the year ended November 30, 2000 includes a $39.6 million gain on the issuance in France of common stock by Kaufman & Broad S.A., a majority owned subsidiary, recorded in the first quarter of fiscal 2000. We sometimes refer to this stock issuance as the “French IPO.” If the French IPO gain were excluded, the ratio of earnings to fixed charges would have been 2.71x for the year ended November 30, 2000. If we excluded the French IPO gain but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges would have been 2.68x for the year ended November 30, 2000.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be either our senior, senior subordinated or subordinated debt securities. The senior debt securities will be issued under a senior indenture dated as of January 28, 2004, as amended and supplemented, by and among us, the Guarantors (as defined below) party thereto from time to time and SunTrust Bank, as trustee. The senior subordinated debt securities will be issued under a senior subordinated indenture by and among us, the Guarantors party thereto from time to time and the trustee named in the prospectus supplement relating to an issue of our senior subordinated debt securities. The subordinated debt securities will be issued under a subordinated indenture by and among us, the Guarantors party thereto from time to time and the trustee named in the prospectus supplement relating to an issue of our subordinated debt securities. Throughout this section, we will refer either to the indentures, which includes the senior indenture, the senior subordinated indenture and the subordinated indenture, each as it may be amended or supplemented from time to time, or individually to each separate indenture, as it may be amended or supplemented from time to time, where appropriate.

      The following summary of some of the terms of our debt securities and the indentures sets forth certain general terms that might apply to the debt securities. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities. To the extent that any description in a prospectus supplement of particular terms of debt securities or of an indenture differs from this description, this description will be deemed to have been superseded by the description in that prospectus supplement in respect of those particular terms of the debt securities or that indenture.

      Copies of the forms of indentures and the forms of certificates evidencing the debt securities have been or will be filed as exhibits to the registration statement of which this prospectus is a part or as exhibits to documents that are or will be incorporated by reference in this prospectus. You may obtain copies of these documents as described above under “Where You Can Find More Information,” and we urge you to read these documents before you invest in the debt securities. The following is a summary of selected provisions of the indentures and the debt securities. Certain terms used in this description are defined below in the subsection “— Certain Definitions.” This summary is not complete and is subject to and qualified in its entirety by reference to all the provisions of the indentures and the certificates evidencing the debt securities, which are incorporated by reference in this prospectus. Some capitalized terms used in the following summary and not defined have the meanings given to those terms in the applicable indentures.

      In this section, references to “KB Home,” “we,” “our” and “us” mean KB Home excluding, unless the context otherwise requires or we otherwise expressly state, our subsidiaries.

General

      Each indenture provides that we may issue debt securities under that indenture from time to time in one or more series and permits us to establish the terms of the debt securities of each series at the time of issuance. None of the indentures limits the amounts of debt securities we may issue under that indenture.

      Under each indenture, we may, without the consent of the holders of any debt securities under that indenture, from time to time in the future “reopen” any series of debt securities and issue additional debt securities of that series. The debt securities of a series and any additional debt securities of that series that we may issue in the future upon a reopening will constitute together a single series of debt securities under that indenture. This means that, in circumstances where an indenture provides for the holders of debt securities of any series to vote or take any action, the original debt securities of a series, together with any additional debt securities of that series that we may issue by reopening the series, will vote or take that action as a single class.

      The debt securities will be our unsecured senior, unsecured senior subordinated or unsecured subordinated obligations. See “— Holding Company Structure” and “— Ranking” below. The debt securities will initially have the benefit of guarantees (each a “Guarantee” and, collectively, the “Guarantees”) from certain of our subsidiaries. The Guarantors as of the date of this prospectus are KB Home Phoenix Inc., an Arizona corporation; KB Home Coastal Inc., a California corporation; KB Home North Bay Inc., a California corporation; KB Home South Bay Inc., a California corporation; KB Home Greater Los Angeles Inc., a

California corporation; KB Home Colorado Inc., a Colorado corporation; KB Home Nevada Inc., a Nevada corporation; and KB Home Lone Star LP, a Texas limited partnership. Under certain circumstances, any or all of the Guarantors may be released from their Guarantees of the debt securities, or other of our Subsidiaries may be required to guarantee the debt securities. See “— Guarantees.” Each Guarantee will be the unsecured senior, unsecured senior subordinated or unsecured subordinated obligation of the related Guarantor. See “— Ranking.”

      The debt securities may be denominated and payable in U.S. dollars or foreign currencies or units based on or relating to foreign currencies. Special United States federal income tax considerations applicable to any debt securities so denominated will be described in the relevant prospectus supplement.

      Although the indentures permit us to issue debt securities in bearer form, unless otherwise provided in a prospectus supplement with respect to the debt securities offered thereby, the debt securities will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

      The prospectus supplement relating to the debt securities of the series offered thereby, which we sometimes refer to as the “offered debt securities,” will specify the following terms of the offered debt securities, if applicable:

•	the title of the offered debt securities and whether those debt securities will be senior, senior subordinated or subordinated debt securities;

•	the aggregate principal amount of the offered debt securities;

•	the purchase price and denomination of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the interest rate or rates, if any, that the offered debt securities will bear, or the method by which such rate will be determined;

•	the date from which interest, if any, will accrue, the interest payment dates and the regular record dates for the offered debt securities;

•	any optional or mandatory redemption or repayment provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the offered debt securities;

•	the terms, if any, on which the offered debt securities may be converted into or exchanged for our stock or other securities or stock or other securities of other entities;

•	any restrictive covenants not described below in “— Certain Covenants” and “— Consolidation, Merger and Sale of Assets,” and any addition to, or modification or deletion of, any covenant, with respect to the offered debt securities;

•	whether the offered debt securities will be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders;

•	any special U.S. federal income tax considerations applicable to the offered debt securities, including in respect of any offered debt securities that are original issue discount securities, which bear no interest or bear interest payable in cash at below-market rates and are sold at a discount below their stated principal amount; and

•	any other specific terms of the offered debt securities.

Exchange, Registration and Transfer

      Registered debt securities may be transferred and debt securities in registered or bearer form may be exchanged at the office or agency that we maintain for these purposes which, unless otherwise provided in respect of a series of debt securities in the prospectus supplement offering debt securities of that series, will be located in the Borough of Manhattan, The City of New York. No service charge shall be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Debt securities in bearer form and related coupons, if any, will be transferable upon delivery.

      In the case of debt securities of any series that are redeemable at our option, we will not be required to issue, exchange or register a transfer of:

•	any debt securities of that series during a period beginning at the opening of business 15 days before any day of the selection for redemption of debt securities of like tenor and terms and of the same series and ending at the close of business on the day of such selection;

•	any debt securities of that series in registered form, or portion thereof, so selected for redemption except, in the case of any such debt securities to be redeemed in part, the portions thereof not to be redeemed;

•	any debt securities of that series in bearer form so selected for redemption except, to the extent provided with respect to such debt securities, that such debt securities may be exchanged for debt securities in registered form of like tenor and terms and of the same series, provided that the debt securities in registered form shall be simultaneously surrendered for redemption with written instruction for payment consistent with the provisions of the applicable indenture; or

•	any debt securities of that series which, in accordance with their terms, have been surrendered for repayment at the option of the holder and not withdrawn, except the portion, if any, of such debt securities not to be so repaid.

Payment and Paying Agent

      We will pay principal of and any premium or interest on registered debt securities in the designated currency or currency unit at the office or agency maintained by us for that purpose which, unless otherwise provided in respect of a series of debt securities in the prospectus supplement offering debt securities of that series, will be located in the Borough of Manhattan, The City of New York; provided that payments of interest on registered debt securities may be made, at our option, by check mailed to the address of the persons entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States; and provided, further, that payments on registered debt securities in global form that are registered in the name of a depository or its nominee will be made by wire transfer, unless otherwise provided in the applicable prospectus supplement with respect to the debt securities of any such series. The office or agency initially maintained by us for the foregoing purposes will be the office of the trustee in New York City designated for such purpose. Interest payable on coupons pertaining to debt securities in bearer form will be paid only upon presentation and surrender of those coupons.

      If any amount payable on any debt security or coupon remains unclaimed at the end of two years after the amount became due and payable, the trustee or paying agent will, on our request, release any unclaimed amounts to us, and the holder of that debt security or coupon, as the case may be, shall look only to us and the Guarantors for any payment they may be entitled to collect.

      If any interest payment date, redemption date, date for repayment or repurchase at the option of the holder or maturity date of any of the debt securities is not a Business Day at any Place of Payment, then payment of principal and any premium or interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date, date for repayment or repurchase at the option of the holder or maturity date, as the case may be.

Book-Entry; Delivery and Form

      If the debt securities of any series will be issued in the form of one or more global debt securities in fully registered form, without interest coupons (each, a “global debt security”), each global debt security will be deposited with, or on behalf of, a custodian for the applicable depository (the “Depository”) and will be registered in the name of the Depository or its nominee. Unless we specify otherwise in a prospectus supplement, the Depository for the global debt securities will be The Depository Trust Company, New York, New York. Investors may hold their beneficial interests in a global debt security directly through the Depository, if they are participants in the Depository’s electronic book-entry registration and transfer system, or indirectly through organizations that are participants in the system.

      Except as set forth below, the global debt securities may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or its nominee to a successor depository or any nominee of such successor. Beneficial interests in global debt securities may not be exchanged for debt securities in definitive certificated form (“certificated debt securities”) except in the limited circumstances described below.

      All interests in the global debt securities will be subject to the procedures and requirements of the Depository.

      Certificated Debt Securities. The indentures provide that the global debt securities of any series will be exchangeable for certificated debt securities of that series if:

(a) the Depository notifies us that it is unwilling or unable to continue as Depository for the global debt securities of that series or the Depository for the global debt securities of that series ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, if so required by the applicable law or regulation, and no successor Depository for the global debt securities of that series shall have been appointed within 90 days of such notification or of our becoming aware of the Depository’s ceasing to be so registered, as the case may be;

(b) we, in our sole discretion, determine that the debt securities of that series will no longer be represented by global debt securities and execute and deliver to the applicable trustee an order to the effect that the global debt securities of that series shall be so exchangeable; or

(c) an Event of Default has occurred and is continuing with respect to the debt securities of that series.

      Upon any such exchange, we will execute, and the applicable trustee will authenticate and deliver, certificated debt securities of the applicable series in exchange for interests in the global debt securities of that series. We anticipate that those certificated debt securities will be registered in such names as the Depository instructs the trustee and that those instructions will be based upon directions received by the Depository from its participants with respect to ownership of beneficial interests in the global debt securities of that series.

      Book-Entry System. The Depository has advised us that it is:

•	a limited purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve system;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

      The Depository holds securities of institutions that have accounts with the Depository (“participants”) and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (or their representatives) own the Depository. Indirect access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of the Depository only through participants or indirect participants.

      We expect that, upon the issuance of a global debt security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global debt security to the accounts of participants. Ownership of beneficial interests in the global debt securities will be limited to participants or persons that may hold interests, directly or indirectly, through participants. Ownership of beneficial interests in the global debt securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by the Depository (with respect to participants’ interests) and records maintained by participants and indirect participants (with respect to the owners of beneficial interests in the global debt securities other than participants). Likewise, beneficial interests in global debt securities may be transferred only in accordance with the Depository’s procedures, in addition to those provided for under the indentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such debt securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global debt securities.

      So long as the Depository or its nominee is the registered holder of the global debt securities of any series, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the related debt securities for all purposes under the applicable indenture. Except as described herein, owners of beneficial interests in the global debt securities will not be entitled to have the debt securities represented by such global debt securities registered in their names and will not receive or be entitled to receive physical delivery of certificated debt securities. In addition, owners of beneficial interests in the global debt securities will not be considered to be the owners or registered holders of the debt securities represented by those beneficial interests under the applicable indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each person owning a beneficial interest in a global debt security of any series must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the person or persons through which such person owns its beneficial interest in order to exercise any right of a registered holder of debt securities of that series. We understand that under existing industry practice, in the event that the Depository is entitled to take any action as the registered holder of a global debt security, the Depository would authorize its participants to take such action and that the participants and the indirect participants would authorize owners of beneficial interests owning through them to take such action or would otherwise act upon the instructions of owners of beneficial interests.

      Payment of principal of and any premium or interest on debt securities represented by a global debt security registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered holder of such global debt security. We expect that the Depository or its nominee, upon receipt of any payment in respect of a global debt security, will credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global debt security as shown on the records of the Depository or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global debt security will be governed by standing instructions and customary practices and will be the responsibility of such participants and indirect participants and not of the Depository. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, ownership of beneficial interests in the global debt securities or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between the Depository and its participants and indirect participants or the relationship between such participants and indirect participants and the owners of beneficial interests owning through such participants and indirect participants.

      The information in this subsection “— Book-Entry; Delivery and Form” concerning the Depository and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Holding Company Structure

      The debt securities will initially be guaranteed by certain of our subsidiaries. See “— Guarantees” below. However, a substantial portion of our revenue and income is generated by, and a substantial portion of our assets is held by, subsidiaries of ours that are not Guarantors of the debt securities. We refer to these subsidiaries as the “Non-Guarantor Subsidiaries.”

      We are a holding company, and we conduct our operations through subsidiaries. We derive substantially all our revenues from our subsidiaries, and all our operating assets are owned by our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debt securities, depends on the results of operations of our subsidiaries and upon the ability of our subsidiaries to provide us cash to pay amounts due on our obligations, including the debt securities. Our subsidiaries are separate and distinct legal entities, and the Non-Guarantor Subsidiaries have no obligation to make payments on the debt securities or to make any funds available for that purpose. In addition, dividends, loans, or other distributions from our subsidiaries to us may be subject to contractual and other restrictions, are dependent upon results of operations of our subsidiaries, may be subject to tax or other laws limiting our ability to repatriate funds from our foreign subsidiaries, and are subject to other business considerations.

      Because of our holding company structure, the debt securities will be effectively subordinated to all existing and future liabilities of our Non-Guarantor Subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the debt securities, to participate in the assets of any Non-Guarantor Subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of that subsidiary’s creditors and of the holders of any indebtedness or other obligations guaranteed by that subsidiary, except to the extent that we may ourselves be a creditor with recognized claims against that subsidiary. However, even if we are a creditor of one of our Non-Guarantor Subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of that subsidiary senior to that held by us.

      See “— Ranking — Subordination of Senior Subordinated Debt Securities and Guarantees” and “— Ranking — Subordination of Subordinated Debt Securities and Guarantees” below for information as to the terms on which the senior subordinated debt securities and the subordinated debt securities and the related Guarantees will be subordinated in right of payment to Senior Indebtedness. The debt securities and the Guarantees will also be effectively subordinated to our secured indebtedness and to the secured indebtedness of the Guarantors, respectively.

Guarantees

      The senior indenture provides that payment of principal of and any premium and interest on the senior debt securities will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis by the Guarantors. The senior subordinated indenture provides that payment of principal of and any premium and interest on the senior subordinated debt securities will be unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis by the Guarantors. The subordinated indenture provides that payment of principal of and any premium and interest on the subordinated debt securities will be unconditionally guaranteed, jointly and severally, on an unsecured subordinated basis by the Guarantors.

      Each indenture provides that the obligations of each Guarantor under its Guarantee are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, there can be no assurance that, notwithstanding this limitation, a court would not find that a Guarantee violated applicable fraudulent conveyance, fraudulent transfer or other similar laws. If that were to occur, the court could void the applicable Guarantor’s obligations under that Guarantee, subordinate that Guarantee to other debt of the Guarantor or take other action detrimental to holders of the debt securities, including directing the return of any payments received by holders from the applicable Guarantor.

      Ranking of Guarantees. For information regarding the ranking of the Guarantees of the senior debt securities, the Guarantees of the senior subordinated debt securities and the Guarantees of the subordinated debt securities, see “— Ranking” below.

      Release of Guarantors. Each indenture provides that, for so long as KB Home is a party to or otherwise bound by the terms of the Credit Facility or any Substitute Credit Facility, if a Guarantor is released from all of its guarantees under or pursuant to the Credit Facility and all Substitute Credit Facilities, such Guarantor shall be automatically and unconditionally released and discharged from all of its obligations under such indenture and its Guarantee of the debt securities issued under such indenture without any further action required on the part of KB Home, the other Guarantors, the trustee under such indenture or any holder of debt securities issued under such indenture; provided that all guarantees by such Guarantor of any other Indebtedness of KB Home and any Subsidiaries of KB Home are terminated at or prior to the time of such release. Each indenture also provides that, for so long as KB Home is not a party to or bound by the terms of the Credit Facility or any Substitute Credit Facility, if a Guarantor shall cease to be a Domestic Significant Subsidiary, such Guarantor shall be automatically and unconditionally released and discharged from all of its obligations under such indenture and its Guarantee of the debt securities issued under such indenture without any further action required on the part of KB Home, the other Guarantors, the trustee under such indenture or any holder of debt securities issued under such indenture; provided that all guarantees by such Guarantor of any other Indebtedness of KB Home and any Subsidiaries of KB Home (other than, in the case of the senior subordinated indenture, guarantees that constitute Senior Indebtedness of such Guarantor under the senior subordinated indenture and, in the case of the subordinated indenture, guarantees that constitute Senior Indebtedness of such Guarantor under the subordinated indenture) are terminated at or prior to the time of such release.

      Additional Guarantors. Each indenture provides that, for so long as KB Home is a party to or bound by the terms of the Credit Facility or any Substitute Credit Facility, if any Subsidiary of KB Home that is not then a Guarantor guarantees any indebtedness or other obligations of KB Home under the Credit Facility or any Substitute Credit Facility, then, contemporaneously with or prior to the effectiveness of such guarantee, KB Home shall cause such Subsidiary to enter into a supplemental indenture pursuant to which such Subsidiary becomes a Guarantor under such indenture. Each indenture also provides that, for so long as KB Home is not a party to or bound by the terms of the Credit Facility or any Substitute Credit Facility, if any Subsidiary of KB Home that is not a Guarantor either (a) is or becomes a Domestic Significant Subsidiary or (b) guarantees any Subject Notes, then KB Home shall cause such Subsidiary to enter into a supplemental indenture pursuant to which such Subsidiary becomes a Guarantor under such indenture.

      Each indenture also provides that, anything therein to the contrary notwithstanding, KB Home will not cause or permit any of its Subsidiaries to guarantee any of the Subject Notes unless such Subsidiary is either a Guarantor of the debt securities under such indenture or, contemporaneously with or prior to the effectiveness of such Subsidiary’s guarantee of such Subject Notes, such Subsidiary enters into a supplemental indenture pursuant to which such Subsidiary becomes a Guarantor under such indenture.

      As used in the three preceding paragraphs, the term “guarantee” (but not the term “Guarantee”) means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person including, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay principal of or interest on (or advance or supply funds or pledge assets for the purchase or payment of or payment of interest on) Indebtedness of such other Person (whether by agreement to provide additional capital or to maintain financial condition or other similar agreement), and such term, when used as a verb in any of the three preceding paragraphs, shall have a correlative meaning.

Ranking

Ranking of Senior Debt Securities and Guarantees

      Our senior debt securities will be unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. Each Guarantee of senior debt securities by a Guarantor will be an unsecured senior obligation of such Guarantor and will rank equally in right of payment with all of such Guarantor’s other unsecured and unsubordinated indebtedness and guarantees. However, the senior debt securities will be effectively subordinated to all existing and future liabilities of our Non-Guarantor Subsidiaries, and the senior debt securities and each Guarantor’s Guarantee of the senior debt securities will also be effectively subordinated to all existing and future secured indebtedness of us and of such Guarantor, respectively, all as described above under “— Holding Company Structure.”

Subordination of Senior Subordinated Debt Securities and Guarantees

      Our senior subordinated debt securities will be unsecured and will be subordinate and junior in right of payment, to the extent and in the manner provided in the senior subordinated indenture, to all of our existing and future Senior Indebtedness, including the senior debt securities. Each Guarantee of senior subordinated debt securities by a Guarantor will be an unsecured obligation of such Guarantor and will be subordinate and junior in right of payment, to the extent and in the manner provided in the senior subordinated indenture, to all of such Guarantor’s existing and future Senior Indebtedness, including any Guarantees of senior debt securities.

      The senior subordinated indenture defines “Senior Indebtedness” with respect to KB Home or any Guarantor of the senior subordinated debt securities, as the case may be, to mean the principal of (and premium, if any) and unpaid interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any Bankruptcy Laws, whether or not the payment of such interest is permitted by law) or accrued original issue discount on and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by KB Home or such Guarantor, respectively, whether outstanding on the date of the senior subordinated indenture or thereafter incurred, assumed or guaranteed and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness of KB Home or such Guarantor, as the case may be:

•	any Debt of KB Home or such Guarantor, as the case may be, as to which, in the instrument creating the same or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt of KB Home or such Guarantor, as the case may be, not expressly subordinated to such Debt;

•	any Debt of KB Home or such Guarantor, as the case may be, which by its terms refers explicitly, in the case of KB Home, to the senior subordinated debt securities, or, in the case of such Guarantor, to the Guarantees of the senior subordinated debt securities and states that such Debt shall not be senior in right of payment to the senior subordinated debt securities or the Guarantees of the senior subordinated debt securities, as the case may be;

•	in the case of KB Home, any Debt of KB Home in respect of the senior subordinated debt securities;

•	in the case of such Guarantor, all Guarantees of such Guarantor in respect the senior subordinated debt securities;

•	in the case of KB Home, any Debt of KB Home to any Subsidiary of KB Home;

•	in the case of such Guarantor, any Debt of such Guarantor to any Subsidiary of such Guarantor or of KB Home;

•	in the case of KB Home, any Debt of KB Home to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in KB Home’s consolidated financial statements;

•	in the case of such Guarantor, any Debt of such Guarantor to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in KB Home’s or such Guarantor’s consolidated financial statements;

•	in the case of KB Home, any Debt of KB Home that by its terms ranks pari passu with or subordinate to the senior subordinated debt securities; and

•	in the case of such Guarantor, any Debt of such Guarantor that by its terms ranks pari passu with or subordinate to such Guarantor’s Guarantees of the senior subordinated debt securities.

      The senior subordinated indenture provides that, for purposes of the foregoing definition, all references to Debt of any Guarantor shall include all obligations of such Guarantor as a guarantor of any Debt of others and, without limitation to the foregoing, any guarantee by such Guarantor of any senior debt securities issued by KB Home under the senior indenture shall constitute Senior Indebtedness of such Guarantor.

      Anti-Layering Covenant. The senior subordinated indenture provides that neither KB Home nor any Guarantor of the senior subordinated debt securities will incur any Debt that is subordinated by the terms of the instrument creating such Debt in right of payment to any other Debt of KB Home or of such Guarantor, respectively, and that is not expressly by the terms of the instrument creating such Debt made pari passu with, or subordinate and junior in right of payment to, the senior subordinated debt securities or such Guarantor’s Guarantee of the senior subordinated debt securities, respectively. The senior subordinated indenture provides that, for purposes of the preceding sentence, references to Debt of any Guarantor shall include all obligations of such Guarantor as guarantor of any Debt of others.

      Subordination Following Insolvency or Bankruptcy. The senior subordinated indenture provides that, upon any distribution of our assets in the event of:

•	any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or our creditors, as such, or to our assets, or

•	any liquidation, dissolution or other winding up of us, whether voluntary or involuntary, or

•	any assignment for the benefit of our creditors or any other marshalling of our assets and liabilities,

then and in that event:

•	holders of our Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all of our Senior Indebtedness, or provision will be made for that payment in cash, before holders of senior subordinated debt securities are entitled to receive any payment on account of the principal of or any premium or interest on or any other amount owing in respect of the senior subordinated debt securities; and

•	any payment or distribution of our assets, of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which holders of senior subordinated debt securities would be entitled but for the subordination provisions in the senior subordinated indenture will, subject to limited exceptions, be paid directly to the holders of our Senior Indebtedness or their representatives to the extent necessary to pay in full all of our Senior Indebtedness.

      In the event that, notwithstanding the provisions described in the preceding paragraph, the trustee under the senior subordinated indenture or the holder of any senior subordinated debt securities receives any payment or distribution of our assets, subject to limited exceptions, before all of our Senior Indebtedness is paid in full or payment of all of our Senior Indebtedness is provided for, that payment or distribution will be held in trust for the benefit of and paid over or delivered to the holders of that Senior Indebtedness or their representatives to the extent necessary to pay all of our Senior Indebtedness in full.

      Our consolidation with or our merger into another corporation or our liquidation or dissolution following the conveyance or transfer of all or substantially all our assets to another Person upon the terms and conditions described below under “— Consolidation, Merger and Sale of Assets” will not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of our assets and liabilities for the purposes of the subordination provisions described above if the successor or transferee Person shall, as a part of that transaction, comply with the conditions described under “— Consolidation, Merger and Sale of Assets.”

      Prohibition on Payments Following Acceleration of the Senior Subordinated Debt Securities. If payment of any of our senior subordinated debt securities is accelerated because of an Event of Default, we must promptly notify holders of our Senior Indebtedness of the acceleration. We may not pay or acquire the senior subordinated debt securities until 135 days have passed after that acceleration occurs and may thereafter pay or acquire the senior subordinated debt securities only if we are permitted to do so under the subordination provisions of our senior subordinated indenture.

      Prohibition on Payments Following Certain Defaults on Senior Indebtedness. We may not make any payment of the principal of or any premium or interest on or any other amount owing in respect of the senior subordinated debt securities, and we may not acquire any senior subordinated debt securities for cash or property, if:

•	a default on our Senior Indebtedness occurs and is continuing that permits holders of that Senior Indebtedness to accelerate its maturity, and

•	unless that default relates to a failure by us to make any payment in respect of that Senior Indebtedness when due or within any applicable grace period (a “Payment Default”), that default is either the subject of judicial proceedings or we receive notice of the default. If we receive notice of the default, then a similar notice received within nine months after the original notice relating to the same default on the same issue of our Senior Indebtedness will not be effective for purposes of the provisions described in this paragraph.

We may resume making payments on the senior subordinated debt securities and may acquire senior subordinated debt securities if and when:

•	(1) 135 days pass after, in the case of a Payment Default, the later of the date that payment was due and the expiration of any applicable grace period for that payment or, in the case of any other such default, the date the related judicial proceedings commence or that notice of the default is given to us, as the case may be, and (2) the Senior Indebtedness in respect of which the default exists has not been declared due and payable in its entirety within that 135 day period or, if declared due and payable, that declaration has been rescinded, waived or annulled; or

•	the default with respect to the applicable Senior Indebtedness is cured or waived,

and, in any case described above, the subordination provisions of the senior subordinated indenture otherwise permit the payment or acquisition of senior subordinated debt securities at that time.

      In the event that, notwithstanding the provisions described in the two immediately preceding paragraphs, we make any payment to the trustee for, or the holders of, the senior subordinated debt securities that is prohibited by those provisions, then that payment will be held in trust for the benefit of and be paid over or delivered to the holders of the Senior Indebtedness or their representatives.

      Subordination Provisions Applicable to the Guarantors and Prohibitions on Payments by the Guarantors. A Guarantor’s obligations under its Guarantee of our senior subordinated debt securities are senior subordinated obligations of such Guarantor. As a result, a Guarantor’s obligations to make payments under its Guarantee of our senior subordinated debt securities will be subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor on substantially the same terms (as described above) that our obligations to make payments on our senior subordinated debt securities are subordinated in right of payment to all of our existing and future Senior Indebtedness. Accordingly, payments under each Guarantor’s Guarantee of the senior subordinated debt securities will be subordinated to the prior payment of all Senior Indebtedness of such Guarantor under subordination and payment blockage provisions substantially the same as those pursuant to which our obligations under the senior subordinated debt securities will be subordinated to the prior payment of our Senior Indebtedness as described above. For example, in the event of any insolvency or bankruptcy case or proceeding relative to a Guarantor, holders of Senior Indebtedness of such Guarantor will be entitled to receive payment in full of all amounts due or to become due in respect of the Senior Indebtedness of such Guarantor before any payment is made under its Guarantee of the senior subordinated debt securities, all on terms substantially similar to those described above under “— Subordination Following Insolvency or Bankruptcy.” Likewise, each Guarantor will be prohibited from making any payment under its Guarantee of the senior subordinated debt securities if the senior subordinated debt securities are accelerated because of an Event of Default or if a default on Senior Indebtedness of KB Home permitting holders of that Senior Indebtedness to accelerate its maturity occurs and is continuing, all on terms substantially similar to those described above under “— Prohibition on Payments Following Acceleration of the Senior Subordinated Debt Securities” and “— Prohibition on Payments Following Certain Defaults on Senior Indebtedness.” In addition, the payment blockage provisions described under “— Prohibition on Payments Following Certain Defaults on Senior Indebtedness,” insofar as they apply to any Guarantor of the senior subordinated debt securities, will also prohibit such Guarantor from making any payment under its Guarantee of the senior subordinated debt securities if a default on Senior Indebtedness of such Guarantor permitting holders of that Senior Indebtedness to accelerate its maturity occurs and is continuing.

      The consolidation of any Guarantor with, or the merger of any Guarantor into, another corporation or the liquidation or dissolution of any Guarantor following the conveyance or transfer of all or substantially all its assets to another Person upon the terms and conditions described below under “— Consolidation, Merger and Sale of Assets” will not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of assets and liabilities of such Guarantor for the purposes of the subordination provisions described above under “— Subordination Following Insolvency or Bankruptcy” if the successor or transferee Person shall, as part of that transaction and if required by the provisions described above under “— Guarantees — Additional Guarantors,” become a Guarantor in accordance with the applicable provisions described above under “— Guarantees — Additional Guarantors.”

      As a result of these subordination provisions, our creditors and creditors of Guarantors of our senior subordinated debt securities who hold neither our senior subordinated debt securities nor our Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of our senior subordinated debt securities.

      The senior subordinated indenture will further provide that, anything therein to the contrary notwithstanding, the senior subordinated debt securities shall in all respects rank pari passu in right of payment with KB Home’s outstanding 8 5/8% senior subordinated notes due 2008, 7 3/4% senior subordinated notes due 2010 and 9 1/2% senior subordinated notes due 2011, and each Guarantor’s Guarantee of the senior subordinated debt securities shall in all respects rank pari passu in right of payment with such Guarantor’s guarantee of the 8 5/8% senior subordinated notes due 2008, 7 3/4% senior subordinated notes due 2010 and 9 1/2% senior subordinated notes due 2011.

      If this prospectus is being delivered in connection with a series of senior subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in this prospectus will indicate the approximate amount of our Senior Indebtedness outstanding as of a recent date.

Subordination of Subordinated Debt Securities and Guarantees

      Our subordinated debt securities will be unsecured and will be subordinate and junior in right of payment, to the extent and in the manner provided in the subordinated indenture, to all of our existing and future Senior Indebtedness, including the senior debt securities and the senior subordinated debt securities. Each Guarantee of subordinated debt securities by a Guarantor will be an unsecured obligation of such Guarantor and will be subordinate and junior in right of payment, to the extent and in the manner provided in the subordinated indenture, to all of such Guarantor’s existing and future Senior Indebtedness, including any Guarantees of senior debt securities and senior subordinated debt securities.

      The subordinated indenture defines “Senior Indebtedness” with respect to KB Home or any Guarantor of the subordinated debt securities, as the case may be, to mean the principal of (and premium, if any) and unpaid interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any Bankruptcy Laws, whether or not the payment of such interest is permitted by law) or accrued original issue discount on and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by KB Home or such Guarantor, respectively, whether outstanding on the date of the subordinated indenture or thereafter incurred, assumed or guaranteed and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness of KB Home or such Guarantor, as the case may be:

•	any Debt of KB Home or such Guarantor, as the case may be, as to which, in the instrument creating the same or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt of KB Home or such Guarantor, as the case may be, not expressly subordinated to such Debt;

•	any Debt of KB Home or such Guarantor, as the case may be, which by its terms refers explicitly, in the case of KB Home, to the subordinated debt securities, or, in the case of such Guarantor, to the Guarantees of the subordinated debt securities and states that such Debt shall not be senior in right of payment to the subordinated debt securities or the Guarantees of the subordinated debt securities, as the case may be;

•	in the case of KB Home, any Debt of KB Home in respect of the subordinated debt securities;

•	in the case of such Guarantor, all Guarantees of such Guarantor in respect the subordinated debt securities;

•	in the case of KB Home, any Debt of KB Home to any Subsidiary of KB Home;

•	in the case of such Guarantor, any Debt of such Guarantor to any Subsidiary of such Guarantor or of KB Home;

•	in the case of KB Home, any Debt of KB Home to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in KB Home’s consolidated financial statements;

•	in the case of such Guarantor, any Debt of such Guarantor to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in KB Home’s or such Guarantor’s consolidated financial statements;

•	in the case of KB Home, any Debt of KB Home that by its terms ranks pari passu with or subordinate to the subordinated debt securities; and

•	in the case of such Guarantor, any Debt of such Guarantor that by its terms ranks pari passu with or subordinate to such Guarantor’s Guarantees of the subordinated debt securities.

      The subordinated indenture provides that, for purposes of the foregoing definition, all references to Debt of any Guarantor shall include all obligations of such Guarantor as a guarantor of any Debt of others and, without limitation to the foregoing, any guarantee by such Guarantor of (a) senior debt securities issued by KB Home under the senior indenture or (b) KB Home’s 8 5/8% senior subordinated notes due 2008, 7 3/4% senior subordinated notes due 2010 and 9 1/2% senior subordinated notes due 2011 shall constitute Senior Indebtedness of such Guarantor.

      Subordination Following Insolvency or Bankruptcy. The subordinated indenture provides that, upon any distribution of our assets in the event of:

•	any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to us or our creditors, as such, or to our assets, or

•	any liquidation, dissolution or other winding up of us, whether voluntary or involuntary, or

•	any assignment for the benefit of our creditors or any other marshalling of our assets and liabilities,

then and in that event:

•	holders of our Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all of our Senior Indebtedness, or provision will be made for that payment in cash, before holders of subordinated debt securities are entitled to receive any payment on account of the principal of or any premium or interest on or any other amount owing in respect of the subordinated debt securities; and

•	any payment or distribution of our assets, of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which holders of subordinated debt securities would be entitled but for the subordination provisions in the subordinated indenture will, subject to limited exceptions, be paid directly to the holders of our Senior Indebtedness or their representatives to the extent necessary to pay in full all of our Senior Indebtedness.

      In the event that, notwithstanding the provisions described in the preceding paragraph, the trustee under the subordinated indenture or the holder of any subordinated debt securities receives any payment or distribution of our assets, subject to limited exceptions, before all of our Senior Indebtedness is paid in full or payment of all of our Senior Indebtedness is provided for, that payment or distribution will be held in trust for the benefit of and paid over or delivered to the holders of that Senior Indebtedness or their representatives to the extent necessary to pay all of our Senior Indebtedness in full.

      Our consolidation with or our merger into another corporation or our liquidation or dissolution following the conveyance or transfer of all or substantially all our assets to another Person upon the terms and conditions described below under “— Consolidation, Merger and Sale of Assets” will not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of our assets and liabilities for the purposes of the subordination provisions described above if the successor or transferee Person shall, as a part of that transaction, comply with the conditions described under “— Consolidation, Merger and Sale of Assets.”

      Prohibition on Payments Following Acceleration of the Subordinated Debt Securities. If payment of any of our subordinated debt securities is accelerated because of an Event of Default, we must promptly notify holders of our Senior Indebtedness of the acceleration. We may not pay or acquire the subordinated debt securities until 135 days have passed after that acceleration occurs and may thereafter pay or acquire the subordinated debt securities only if we are permitted to do so under the subordination provisions of our subordinated indenture.

      Prohibition on Payments Following Certain Defaults on Senior Indebtedness. We may not make any payment of the principal of or any premium or interest on or any other amount owing in respect of the subordinated debt securities, and we may not acquire any subordinated debt securities for cash or property, if:

•	a default on our Senior Indebtedness occurs and is continuing that permits holders of that Senior Indebtedness to accelerate its maturity, and

•	unless that default relates to a failure by us to make any payment in respect of that Senior Indebtedness when due or within any applicable grace period (a “Payment Default”), that default is either the subject of judicial proceedings or we receive notice of the default. If we receive notice of the default, then a similar notice received within nine months after the original notice relating to the same default on the same issue of our Senior Indebtedness will not be effective for purposes of the provisions described in this paragraph.

We may resume making payments on the subordinated debt securities and may acquire subordinated debt securities if and when:

•	(1) 135 days pass after, in the case of a Payment Default, the later of the date that payment was due and the expiration of any applicable grace period for that payment or, in the case of any other such default, the date the related judicial proceedings commence or that notice of the default is given to us, as the case may be, and (2) the Senior Indebtedness in respect of which the default exists has not been declared due and payable in its entirety within that 135 day period or, if declared due and payable, that declaration has been rescinded, waived or annulled; or

•	the default with respect to the applicable Senior Indebtedness is cured or waived,

and, in any case described above, the subordination provisions of the subordinated indenture otherwise permit the payment or acquisition of subordinated debt securities at that time.

      In the event that, notwithstanding the provisions described in the two immediately preceding paragraphs, we make any payment to the trustee for, or the holders of, the subordinated debt securities that is prohibited by those provisions, then that payment will be held in trust for the benefit of and be paid over or delivered to the holders of the Senior Indebtedness or their representatives.

      Subordination Provisions Applicable to the Guarantors and Prohibitions on Payments by the Guarantors. A Guarantor’s obligations under its Guarantee of our subordinated debt securities are subordinated obligations of such Guarantor. As a result, a Guarantor’s obligations to make payments under its Guarantee of our subordinated debt securities will be subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor on substantially the same terms (as described above) that our obligations to make payments on our subordinated debt securities are subordinated in right of payment to all of our existing and future Senior Indebtedness. Accordingly, payments under each Guarantor’s Guarantee of the subordinated debt securities will be subordinated to the prior payment of all Senior Indebtedness of such Guarantor under subordination and payment blockage provisions substantially the same as those pursuant to which our obligations under the subordinated debt securities will be subordinated to the prior payment of our Senior Indebtedness as described above. For example, in the event of any insolvency or bankruptcy case or proceeding relative to a Guarantor, holders of Senior Indebtedness of such Guarantor will be entitled to receive payment in full of all amounts due or to become due in respect of the Senior Indebtedness of such Guarantor before any payment is made under its Guarantee of the subordinated debt securities, all on terms substantially similar to those described above under “— Subordination Following Insolvency or Bankruptcy.” Likewise, each Guarantor will be prohibited from making any payment under its Guarantee of the subordinated debt securities if the subordinated debt securities are accelerated because of an Event of Default or if a default on Senior Indebtedness of KB Home permitting holders of that Senior Indebtedness to accelerate its maturity occurs and is continuing, all on terms substantially similar to those described above under “— Prohibition on Payments Following Acceleration of the Subordinated Debt Securities” and “— Prohibition on Payments Following Certain Defaults on Senior Indebtedness.” In addition, the payment blockage provisions described under “— Prohibition on Payments Following Certain Defaults on Senior Indebtedness,” insofar as they apply to any Guarantor of the subordinated debt securities, will also prohibit such Guarantor from making any payment under its Guarantee of the subordinated debt securities if a default on Senior Indebtedness of such Guarantor permitting holders of that Senior Indebtedness to accelerate its maturity occurs and is continuing.

      The consolidation of any Guarantor with, or the merger of any Guarantor into, another corporation or the liquidation or dissolution of any Guarantor following the conveyance or transfer of all or substantially all its assets to another Person upon the terms and conditions described below under “— Consolidation, Merger and Sale of Assets” will not be deemed a dissolution, winding-up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of assets and liabilities of such Guarantor for the purposes of the subordination provisions described above under “— Subordination Following Insolvency or Bankruptcy” if the successor or transferee Person shall, as part of that transaction and if required by the provisions described above under “— Guarantees — Additional Guarantors,” become a Guarantor in accordance with the applicable provisions described above under “— Guarantees — Additional Guarantors.”

      As a result of these subordination provisions, our creditors and creditors of Guarantors of our subordinated debt securities who hold neither our subordinated debt securities nor our Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of our subordinated debt securities.

      If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in this prospectus will indicate the approximate amount of our Senior Indebtedness outstanding as of a recent date.

Certain Covenants

      Unless otherwise expressly provided in the prospectus supplement applicable to any series of debt securities, the following covenants will be applicable with respect to each series of senior debt securities but will not be applicable with respect to any series of senior subordinated debt securities or subordinated debt securities.

      Except as described below with respect to the senior indenture, none of the indentures limits the amount of secured or unsecured indebtedness or the amount of lease obligations or other liabilities that may be incurred by us, our subsidiaries or entities in which we have an ownership interest but which do not constitute subsidiaries. Neither we nor any of our subsidiaries is restricted under any of the indentures from paying dividends or issuing or repurchasing securities. In addition, none of the indentures contains any provision that would permit holders of debt securities issued under that indenture to require us to repurchase those debt securities in the event of a change in control of us or otherwise, nor do any of the indentures contain provisions intended to protect investors in the event of a recapitalization, highly leveraged transaction or other similar transaction affecting us or our subsidiaries.

      As described below, the senior indenture contains a covenant that limits the ability of KB Home and its Restricted Subsidiaries to incur Secured Debt and a covenant that limits the ability of KB Home and its Restricted Subsidiaries to enter into certain Sale and Leaseback Transactions. However, these covenants are subject to a number of important exceptions and limitations and prospective purchasers of senior debt securities should carefully review the information with respect to these covenants and the related definitions appearing below. In that regard, the senior indenture does not limit the amount of unsecured indebtedness or the amount of lease obligations (other than lease obligations under certain Sale and Leaseback Transactions) or other liabilities that may be incurred by us and our Restricted Subsidiaries, nor does the senior indenture limit the amount of indebtedness, whether secured or unsecured, or the amount of lease obligations or other liabilities that may be incurred by our subsidiaries which are not Restricted Subsidiaries or by entities in which we have an ownership interest but do not constitute Restricted Subsidiaries.

      The senior indenture contains, among others, the following covenants:

      Restrictions on Secured Debt. The senior indenture provides that KB Home will not, and will not cause or permit any Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the senior debt securities are secured equally and ratably with (or prior to) such Secured Debt; provided that this restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1) Security Interests on (a) model homes, (b) homes held for sale, (c) homes that are under contract for sale, (d) contracts for the sale of homes, (e) land (improved or unimproved), (f) manufacturing plants, (g) warehouses or (h) office buildings, and fixtures and equipment located thereat or thereon;

(2) Security Interests on property at the time of its acquisition by KB Home or a Restricted Subsidiary which Security Interests secure obligations assumed by KB Home or a Restricted Subsidiary in connection with the acquisition of such property or on the property of a corporation or other entity at the time it is merged into or consolidated with KB Home or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or consolidation or where the Security Interest attaches to or affects any property owned by KB Home or a Restricted Subsidiary prior to such transaction);

(3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by KB Home or a Restricted Subsidiary;

(4) Security Interests incurred by KB Home or a Restricted Subsidiary in connection with pollution control, industrial revenue, water, sewage or any similar financing;

(5) Security Interests securing Indebtedness of a Restricted Subsidiary owing to KB Home or a Restricted Subsidiary that is wholly owned (directly or indirectly) by KB Home and Security Interests securing KB Home’s Indebtedness owing to a Guarantor; and

(6) Security Interests for the sole purpose of extending, renewing or replacing in whole or in part Secured Debt referred to in the foregoing clauses (1) to (5), inclusive, or in this clause (6); provided, however, that the Secured Debt excluded pursuant to this clause (6) shall be excluded only in an amount not to exceed the principal amount of the Secured Debt being extended, renewed, or replaced at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the assets subject to the Security Interest so extended, renewed or replaced (plus refurbishment of or improvements thereon or thereto).

      In addition, KB Home and its Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the senior debt securities, if immediately thereafter the sum of (a) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (6) above and any Secured Debt in relation to which the senior debt securities have been secured equally and ratably (or prior to)) and (b) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) of the first sentence, or meeting the requirements set forth in the second sentence, under “— Restrictions on Sale and Leaseback Transactions”) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets as of such date.

      A substantial portion of the book value of the assets of KB Home and its Restricted Subsidiaries could be pledged to secure Indebtedness without complying with the foregoing covenant. Among other things, this covenant allows KB Home and its Restricted Subsidiaries to incur Indebtedness secured by homes held for sale, homes that are under contract for sale, contracts for the sale of homes and both improved and unimproved land, which in the past have typically represented a substantial portion of the book value of KB Home’s consolidated assets. Accordingly, investors should be aware that this covenant allows KB Home and its Restricted Subsidiaries to incur substantial amounts of Secured Debt without being required to secure the senior debt securities.

      The provisions described above with respect to limitations on Secured Debt are also not applicable to certain types of Non-Recourse Indebtedness by virtue of the definition of Secured Debt, and will not restrict or limit KB Home’s or its Restricted Subsidiaries’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or the ability of any of our subsidiaries that is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

      Restrictions on Sale and Leaseback Transactions. The senior indenture provides that KB Home will not, and will not cause or permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction after the date of the senior indenture, unless:

(1) notice is promptly given to the trustee under the senior indenture of the Sale and Leaseback Transaction;

(2) fair value is received by KB Home or the relevant Restricted Subsidiary for the property sold (as determined in good faith pursuant to a resolution of the Board of Directors delivered to the trustee); and

(3) KB Home or such Restricted Subsidiary, within 365 days after the completion of the Sale and Leaseback Transaction, applies, or enters into a definitive agreement to apply within such 365-day period, an amount equal to the net proceeds therefrom either:

•	to the redemption, repayment or retirement of (a) any senior debt securities outstanding under the senior indenture, (b) any indebtedness of KB Home that is for borrowed money or is evidenced by a bond, note, debenture or similar instrument (other than a trade payable or a current liability arising in the ordinary course of business) and which indebtedness ranks equally in right of payment with the senior debt securities issued under the senior indenture, or (c) any indebtedness of any Guarantor that is for borrowed money or is evidenced by a bond, note, debenture or similar instrument (other than a trade payable or a current liability arising in the ordinary course of business) and which indebtedness ranks equally in right of payment with the Guarantee of such Guarantor, and/or

•	to the purchase by KB Home or any Restricted Subsidiary of property used in its respective trade or business.

This provision will not apply to a Sale and Leaseback Transaction if, at the time such Sale and Leaseback Transaction is entered into, the term of the related lease to KB Home or the applicable Restricted Subsidiary of the property being sold pursuant to such transaction is three years or less. In addition, KB Home and its Restricted Subsidiaries may, without complying with the above restrictions, enter into a Sale and Leaseback Transaction if immediately thereafter the sum of (a) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (6) of the first paragraph under “— Restrictions on Secured Debt” above and any Secured Debt in relation to which the senior debt securities have been secured equally and ratably (or prior to)) and (b) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) of the first sentence, or meeting the requirements set forth in the second sentence, under this caption “— Restrictions on Sale and Leaseback Transactions”) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets as of such date.

Consolidation, Merger and Sale of Assets

      Each indenture provides that neither we nor any of the Guarantors will, in any transaction or series of related transactions, consolidate or merge with or into any other Person or sell, lease, assign, transfer or otherwise convey all or substantially all its properties and assets to any other Person unless:

•	either (1) we or such Guarantor, as the case may be, shall be the continuing Person (in the case of a merger) or (2) the successor Person (if other than us or such Guarantor, as the case may be) formed by or resulting from the consolidation or merger or to which such properties and assets shall have been sold, leased, assigned, transferred or otherwise conveyed (A) is, in the case of a merger, consolidation or other such transaction involving us, a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and any premium and interest on all the debt securities outstanding under such indenture and the due and punctual performance and observance of all our other obligations under such indenture and the debt securities outstanding thereunder, and which supplemental indenture shall provide for conversion or exchange rights in accordance with the provisions of any debt securities outstanding under such indenture that are convertible or exchangeable into Common Stock or other securities and for the affirmation by all the Guarantors of their Guarantees and other obligations under such indenture, and (B) is, in the case of a merger, consolidation or other such transaction involving a Guarantor, a corporation or other entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and (except in the case of a merger of such Guarantor into, or a sale, lease, assignment, transfer or other conveyance of all or substantially all such Guarantor’s properties and assets to, us) shall expressly assume, by a supplemental indenture, the due and punctual performance and observance of all the Guarantor’s obligations under such indenture (including its Guarantee), and which supplemental indenture shall provide for the affirmation by all the Guarantors of their Guarantees and other obligations under such indenture;

•	immediately after giving effect to such transaction or transactions, no Event of Default under such indenture, and no event that, after notice or lapse of time or both, would become an Event of Default under such indenture, shall have occurred and be continuing; and

•	the trustee shall have received the officers’ certificate and opinion of counsel called for by such indenture.

      Upon any consolidation by us or any Guarantor with, or any merger of us or any Guarantor into, any other Person or any sale, assignment, transfer, lease or conveyance of all or substantially all of the properties and assets of us or any Guarantor to any Person in accordance with the provisions of any indenture described above, the successor Person formed by the consolidation or into which we are or such Guarantor, as the case may be, is merged or to which the sale, lease, assignment, transfer or other conveyance is made shall succeed to, and be substituted for, us or (except in the case of a merger of such Guarantor into, or a sale, lease, assignment, transfer or other conveyance of all or substantially all such Guarantor’s properties and assets to, us) such Guarantor, as the case may be, and may exercise every right and power of ours or (except in the case of a merger of such Guarantor into, or a sale, lease, assignment, transfer or other conveyance of all or substantially all such Guarantor’s properties and assets to, us) such Guarantor, as the case may be, under such indenture with the same effect as if such successor Person had been named as KB Home or such Guarantor, as applicable, therein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under such indenture and, in the case of a transaction involving us, the debt securities issued under such indenture or, in the case of a transaction involving a Guarantor, its Guarantee of such debt securities.

Events of Default

      An “Event of Default” with respect to the debt securities of any series issued under any indenture is defined as being:

(1) default in payment of any interest on any of the debt securities of that series when due and continuance of such default for a period of 30 days;

(2) default in payment of any principal of, or premium, if any, on any of the debt securities of that series when due (whether at maturity, upon redemption, upon repayment or repurchase at the option of the holder or otherwise and whether payable in cash or in shares of Common Stock or other securities or property);

(3) default in the deposit of any sinking fund payment or payment under any analogous provision when due with respect to any of the debt securities of that series;

(4) default by us or any Guarantor in the performance of, or breach of, any other covenant or warranty in such indenture or in any debt security of that series (other than a covenant or warranty included in such indenture solely for the benefit of a series of debt securities other than that series) and continuance of that default or breach for a period of 60 days after notice to us by the trustee under such indenture or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the debt securities of that series then outstanding;

(5) a default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) of us or any of our Significant Subsidiaries, whether such Indebtedness existed on the date of such indenture or shall be created thereafter, if (a) such default results from the failure to pay any such Indebtedness when due (provided that no such failure to pay Indebtedness when due shall be deemed to have occurred so long as we or such Significant Subsidiary, as the case may be, shall be contesting whether such Indebtedness is due in good faith by appropriate proceedings) or as a result of such default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the sum of (x) the principal amount of such Indebtedness plus (y) the aggregate principal amount of all other such Indebtedness in default for failure to pay any such Indebtedness when due or the maturity of which has been so accelerated, equals $20,000,000 or more, individually, or $40,000,000 or more, in the aggregate, without such Indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after notice to us by the trustee under such indenture or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding;

(6) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our Significant Subsidiaries;

(7) the Guarantee of any Guarantor ceases to be in full force and effect (other than by reason of the release of such Guarantor in accordance with such indenture) or is declared by a court or governmental authority of competent jurisdiction to be null and void or unenforceable or the Guarantee of any Guarantor is found by a court or governmental authority of competent jurisdiction to be invalid or a Guarantor denies its liability under its Guarantee (other than by reason of the release of such Guarantor in accordance with the terms of such indenture); or

(8) any other Event of Default established for the debt securities of that series.

      No Event of Default with respect to a series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities. Each indenture requires the trustee, within 90 days after the occurrence of a default with respect to the debt securities of any series outstanding under that indenture, to mail notice of such default, if known to the trustee, to all holders of debt securities of that series unless the default has been cured or waived. However, each indenture provides that the trustee may withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of such series (except a default in payment of principal or any premium or interest) if the trustee in good faith determines it is in the interest of the holders to do so. As used in this paragraph, the term “default” means any event or condition that is, or with notice or lapse of time or both would be, an Event of Default.

      If an Event of Default with respect to the debt securities of any series occurs and is continuing, either the applicable trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may declare the principal of all the debt securities of that series, and accrued and unpaid interest, if any, thereon, to be due and payable immediately. At any time after the debt securities of any series have been accelerated, but before a judgment or decree based on acceleration has been obtained, the holders of a majority of the aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

      Each indenture provides that, subject to the duty of the trustee thereunder during a default to act with the required standard of care, such trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of debt securities of any series issued under that indenture unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to the foregoing, the holders of a majority of the aggregate principal amount of the outstanding debt securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the applicable indenture with respect to the debt securities of that series.

      No holder of any debt securities of any series will have any right to institute any proceeding with respect to the indenture under which such debt securities were issued or for any remedy thereunder unless:

(1) such holder previously has given written notice to the trustee under such indenture of a continuing Event of Default with respect to debt securities of that series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the trustee to institute such proceeding as trustee, and offered to the trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with such request;

(3) in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the trustee has failed to institute any such proceeding; and

(4) during such 60-day period, the trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request.

      Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the indentures, the holder of any debt security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium or interest on such debt security on the respective dates such payments are due, and to receive any payments required to be made by any Guarantor pursuant to its Guarantee when due, and, in the case of any debt security that is convertible into or exchangeable for other securities or property, to convert or exchange such debt security in accordance with its terms, and to institute suit for the enforcement of any such payment or any such right to convert or exchange, and such right shall not be impaired without the consent of such holder.

      We are required to furnish to the trustee annually a statement as to any default in the performance of our obligations under the applicable indenture. Each of the Guarantors also is required to furnish to the trustee annually a statement as to any default in the performance of its obligations under the applicable indenture.

Discharge, Defeasance and Covenant Defeasance

      Each indenture provides that, upon our direction, such indenture shall cease to be of further effect with respect to any series of debt securities issued thereunder specified by us (subject to the survival of certain provisions thereof) when:

(1) either (A) all outstanding debt securities of such series have been delivered to the trustee for cancellation (subject to certain exceptions) or (B) all outstanding debt securities of such series have become due and payable, will become due and payable at their stated maturity within one year or are to be called for redemption by us within one year and, in each case, we have deposited with the applicable trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal and any premium or interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date thereof, as the case may be;

(2) we have paid all other sums payable under such indenture with respect to the debt securities of such series; and

(3) certain other conditions are met.

Subject to meeting the conditions described below, we may elect with respect to any series of debt securities either:

(1) to defease and be discharged from any and all obligations with respect to the debt securities of such series (except for, among other things, the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold money for payment in trust) (“defeasance”); or

(2) to be released from our obligations with respect to the debt securities of such series under certain restrictive covenants in the indenture (including, in the case of any series of senior debt securities, the covenants described above under “— Certain Covenants — Restrictions on Secured Debt” and “— Certain Covenants — Restrictions on Sale and Leaseback Transactions”), and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the debt securities of such series (“covenant defeasance”);

in either case upon the irrevocable deposit with the applicable trustee (or other qualifying trustee), in trust for such purpose, of money, or Government Obligations that through the scheduled payment of principal and interest in accordance with their terms will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of public accountants, to pay the principal of and any premium and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor or the applicable redemption date, as the case may be. Upon any defeasance (but not covenant defeasance) of the debt securities of any series, the Guarantors will be released from their Guarantees of the debt securities of that series.

      Such defeasance or covenant defeasance with respect to the debt securities of any series shall be effective if, among other things,

(1) it shall not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which we or any of our Subsidiaries is a party or is bound;

(2) in the case of defeasance, we shall have delivered to the applicable trustee an opinion of independent counsel stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the applicable indenture there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel shall confirm that, the holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(3) if the action is taken under the senior subordinated indenture or subordinated indenture, no event or condition exists that, pursuant to the subordination provisions in that indenture, prevents us, or with notice or lapse of time or both would prevent us, from making payments on the debt securities of that series on the date we make the deposit of cash or Government Obligations into trust or at any time during the period ending on and including the 91st day after the date of such deposit into trust;

(4) in the case of covenant defeasance, we shall have delivered to the applicable trustee an opinion of independent counsel to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(5) if the cash and Government Obligations deposited are sufficient to pay the outstanding debt securities of such series, provided such debt securities are redeemed on a particular redemption date, we shall have given the applicable trustee irrevocable instructions to redeem such debt securities on such date.

      It shall also be a condition to the effectiveness of such defeasance or covenant defeasance that no Event of Default or event that, with notice or lapse of time or both, would become an Event of Default with respect to the debt securities of such series shall have occurred and be continuing on the date of deposit of cash or Government Obligations into trust and, solely in the case of defeasance, no Event of Default described in clause (6) of the first paragraph under “— Events of Default” above shall have occurred and be continuing at any time during the period ending on and including the 91st day after the date of such deposit into trust.

      In the event we effect covenant defeasance with respect to the debt securities of any series, then any failure by us to comply with any covenant as to which there has been covenant defeasance will not constitute an Event of Default with respect to the debt securities of such series. However, if the debt securities of such series are declared due and payable because of the occurrence of any other Event of Default, the amount of monies and/or Government Obligations deposited with the trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such debt securities at the time of any acceleration resulting from such Event of Default. However, we and the Guarantors would remain liable to make payment of such amounts due at the time of acceleration.

Modification, Waivers and Meetings

      Each indenture contains provisions permitting us, the Guarantors and the applicable trustee, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under such indenture that is affected by the modification or amendment, to modify, amend or eliminate any of the provisions of such indenture (including the Guarantees of the debt securities of such series) or of the debt securities of such series or the rights of the holders of the debt securities of such series under such indenture; provided that no such modification or amendment shall, among other things:

•	change the stated maturity of the principal of, or premium, if any, on, or any installment of interest, if any, on any debt securities;

•	reduce the principal amount of any debt securities or any premium on any debt securities;

•	reduce the rate of interest on any debt securities;

•	reduce the amount payable on any debt securities upon redemption thereof by us;

•	change any place where, or the currency in which, any debt securities are payable;

•	impair the holder’s right to institute suit to enforce the payment of any debt securities when due;

•	modify in any manner adverse to holders of debt securities the obligations of the Guarantors in respect to the due and punctual payment of the principal of, or premium or interest, if any, on any debt securities or release any Guarantor from its obligations under its Guarantee otherwise than in accordance with the terms of such indenture; or

•	reduce the aforesaid percentage of debt securities of any series issued under such indenture the consent of whose holders is required for any such modification or amendment or the consent of whose holders is required for any waiver (of compliance with certain provisions of such indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such debt securities;

without in each such case obtaining the consent of the holder of each outstanding debt security issued under such indenture so affected.

      Each indenture also contains provisions permitting us, the Guarantors and the applicable trustee, without notice to or the consent of the holders of any debt securities issued thereunder, to modify or amend such indenture in order to, among other things:

•	add to the Events of Default or the covenants made by us or the Guarantors for the benefit of the holders of all or any series of debt securities issued under such indenture;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to cure any ambiguity or correct or supplement any provision therein that may be defective or inconsistent with other provisions therein or to make any other provisions with respect to matters or questions arising under such indenture that shall not adversely affect the interests of the holders of any series of debt securities issued thereunder;

•	to provide for the assumption of our or a Guarantor’s obligations in the case of a merger, consolidation or sale, lease, assignment, transfer or other conveyance of all or substantially all of our or its properties and assets in accordance with the provisions of the indenture;

•	to secure the debt securities;

•	to add Guarantors or to evidence the release of any Guarantor in accordance with the provisions of the indenture;

•	to qualify or maintain the qualification of the indenture under the Trust Indenture Act of 1939; or

•	to amend or supplement any provision contained in the indenture, provided that such amendment or supplement does not apply to any outstanding debt securities issued prior to the date of such amendment or supplement and entitled to the benefits of such provision.

In addition, we may not amend our senior subordinated indenture or our subordinated indenture to alter the subordination of any outstanding debt securities issued under that indenture or any Guarantees of any such debt securities without first obtaining the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected by the amendment.

      Each indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive compliance by us and the Guarantors with certain covenants and other provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of or any premium or interest on any debt securities of such series; in the case of any debt securities that are convertible into or exchangeable for Common Stock or other securities or property, a default in any such conversion or exchange; or in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected.

      Each indenture contains provisions for convening meetings of the holders of debt securities of a series issued thereunder. A meeting may be called at any time by the trustee and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given in accordance with the provisions of the indenture. Except for any consent that must be given by the holder of each outstanding debt security affected thereby, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, other than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the outstanding debt securities of a series, subject to certain exceptions.

      In determining whether the holders of the requisite principal amount of the outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under an indenture or are present at a meeting of holders of debt securities for quorum purposes, any debt security of that series owned by us or any Guarantor or any other obligor on such debt securities or the Guarantees of such debt securities or any Affiliate of ours, any Guarantor or such other obligor shall be deemed not to be outstanding.

Applicable Law

      The indentures, the Guarantees and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

      SunTrust Bank is the trustee under the senior indenture. SunTrust Bank is one of a number of banks with which we and our subsidiaries maintain ordinary banking relationships and with which we and our subsidiaries maintain credit facilities, including our $1.0 billion domestic revolving credit facility. In addition, SunTrust Bank is trustee under the indenture relating to our outstanding senior subordinated notes.

Certain Definitions

      “Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value (discounted at the weighted average effective interest rate per annum of the outstanding debt securities of all series outstanding under the applicable indenture at the date of determination, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

      “Bankruptcy Laws” means Title 11, United States Code, or any similar Federal or state law for the relief of debtors.

      “Board of Directors” means the board of directors of KB Home or any committee of that board duly authorized to act generally or in any particular respect for KB Home under the applicable indenture.

      “Capital Lease” means with respect to any Person at any date, any lease of property the liability under which, in accordance with generally accepted accounting principles, is required to be capitalized on such Person’s balance sheet or for which the amount of the liability thereunder is required to be disclosed in a note to such balance sheet.

      “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) in or of such Person, including, without limitation, common stock, preferred stock, limited liability company interests and partnership and joint venture interests; provided that, notwithstanding the foregoing, the term “Capital Stock,” as used in the proviso to the definition of “Common Stock,” of any Person means any and all shares, interests, participations or other equivalents (however designated) in or of the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person.

      “Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

      “Common Stock” of any Person means all Capital Stock of the Person that is generally entitled to (1) vote in the election of directors of the Person or (2) if the Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of the Person; provided that, notwithstanding the foregoing, the term “Common Stock,” as used in the proviso to the definition of “Subsidiary,” of any Person means all Capital Stock of such Person that is generally entitled to: (1) vote in the election of directors of such Person or (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

      “Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of KB Home and its Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1) all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(2) investments in Subsidiaries that are not Restricted Subsidiaries; and

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

      “Credit Facility” means that certain Revolving Loan Agreement, dated as of October 24, 2003, between KB Home, the banks party thereto and Bank of America, N.A., as Administrative Agent, Bank One, N.A., as Syndication Agent, Fleet National Bank, Credit Lyonnais New York Branch, Wachovia Bank, National

Association, KeyBank National Association and SunTrust Bank, as Documentation Agents, and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager, as the same may be amended, supplemented or modified from time to time and including any increase in the amount of credit available thereunder.

      “Debt” means, with respect to any Person at any date, without duplication, (1) all obligations of such Person for borrowed money, (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), (4) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (5) all obligations of such Person as lessee under Capital Leases, (6) all Debt of others for the payment of which such Person is responsible or liable as obligor or guarantor and (7) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person.

      “Domestic Significant Subsidiary” means, as of any date of determination, a Significant Subsidiary (1) that is organized under the laws of the United States of America or any state thereof or the District of Columbia and (2) the majority of the assets of which (as reflected on a balance sheet of such Subsidiary prepared in accordance with GAAP) is located in the United States of America.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto, in each case as amended from time to time.

      “Financial Services Subsidiary” means KB Home Mortgage Company, an Illinois corporation, and any other Subsidiary of KB Home engaged in mortgage banking (including mortgage origination, loan servicing, mortgage brokerage and title and escrow businesses), master servicing and related activities, including, without limitation, a Subsidiary which facilitates the financing of mortgage loans and mortgage-backed securities and the securitization of mortgage-backed bonds and other related activities.

      “GAAP” and “generally accepted accounting principles” mean, unless otherwise specified with respect to any series of debt securities issued under the applicable indenture, such accounting principles as are generally accepted in the United States of America as of the date or time of any computation required thereunder; provided that, notwithstanding the foregoing, the term “generally accepted accounting principles,” as used in the subordination provisions of the senior subordinated indenture and subordinated indenture and in the definition of “Capital Lease,” means generally accepted accounting principles as in effect and implemented by KB Home from time to time.

      “Guarantor” or “Guarantors” means, with respect to the debt securities issued under any indenture, (1) KB HOME Phoenix Inc., an Arizona corporation; KB HOME Coastal Inc., a California corporation; KB HOME North Bay Inc., a California corporation; KB HOME South Bay Inc., a California corporation; KB HOME Greater Los Angeles Inc., a California corporation; KB HOME Colorado Inc., a Colorado corporation; KB HOME Nevada Inc., a Nevada corporation; and KB HOME Lone Star LP, a Texas limited partnership, and (2) any Person that becomes a guarantor of debt securities under such indenture pursuant to the provisions described above under “— Guarantees — Additional Guarantors,” or otherwise enters into a supplemental indenture pursuant to which such Person becomes a guarantor of debt securities under such indenture, but excluding in each case any Person whose Guarantee has been released pursuant to such indenture. If a successor Person replaces any of the Guarantors named in clause (1) of the preceding sentence in accordance with the provisions of the applicable indenture, the term “Guarantor” shall, for purposes of such indenture, thereafter include such successor instead of the Guarantor originally named in such clause (1).

      “Indebtedness” means, without duplication, with respect to any Person,

(1) any liability of such Person (A) for borrowed money, or (B) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (C) for the payment of money relating to a Capitalized Lease Obligation, or (D) for all Redeemable Capital Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(2) any liability of others described in the preceding clause (1) that such Person has guaranteed or that is otherwise its legal liability;

(3) all Indebtedness referred to in (but not excluded from) clauses (1) and (2) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Security Interest upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and

(4) any amendment, supplement, modification, deferral, renewal, extension, refinancing or refunding of any liability of the types referred to in clauses (1), (2) and (3) above.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including, without limitation, any conditional sale or other title retention agreement and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction).

      “Non-Recourse Indebtedness” means Indebtedness secured by a Security Interest in or on property to the extent that the liability for such Indebtedness (and any premium, if any, and interest thereon) is limited to the security of such property without liability on the part of KB Home or any of its Subsidiaries for any deficiency, including liability by reason of any agreement by KB Home or any of its Subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such Indebtedness, but provided that obligations or liabilities of KB Home or its Subsidiaries solely for indemnities, covenants or breaches of warranties, representations or covenants in respect of any Indebtedness will not prevent such Indebtedness from being classified as Non-Recourse Indebtedness.

      “Person” means any individual, Corporation, joint venture, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof. As used in the immediately preceding sentence, the term “Corporation” means corporations, partnerships, associations, limited liability companies and other companies, and business trusts. Notwithstanding the foregoing provisions of this paragraph, the term “Person,” as used in the subordination provisions of the senior subordinated indenture and subordinated indenture, in the definitions of “Capital Lease,” “Debt” and “Trade Payables” and in the provisos to the definitions of “Capital Stock,” “Common Stock” and “Subsidiary,” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Redeemable Capital Stock” means any Capital Stock of any Person that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, (1) is required or upon the happening of an event or passage of time would be required to be redeemed on or prior to the final stated maturity of the debt securities of any series outstanding under the applicable indenture, or (2) is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (3) is convertible into or exchangeable for debt securities at any time prior to such final stated maturity.

      “Restricted Subsidiary” means any Subsidiary of KB Home which is not a Financial Services Subsidiary.

      “Sale and Leaseback Transaction” means a sale or transfer made by KB Home or a Restricted Subsidiary (except a sale or transfer made to KB Home or another Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property or group of properties (not including model homes) whose book value exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, in each case if such sale or transfer is made with the agreement, commitment or intention of leasing such property to KB Home or a Restricted Subsidiary.

      “Secured Debt” means any Indebtedness which is secured by (i) a Security Interest in or on any property of KB Home or any property of any Restricted Subsidiary or (ii) a Security Interest in or on shares of stock owned directly or indirectly by KB Home or a Restricted Subsidiary in a corporation or in or on equity interests owned by KB Home or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in or on the rights of KB Home or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which KB Home or a Restricted Subsidiary has an equity interest; provided that “Secured Debt” shall not include Non-Recourse Indebtedness that is secured exclusively by “land under development,” “land held for future development” or “improved lots and parcels,” as such categories of assets are determined in accordance with GAAP. The securing in the foregoing manner of any Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

      “Securities Act” means the Securities Act of 1933, as amended, or any successor thereto, in each case as amended from time to time.

      “Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest.

      “Significant Subsidiary” means any Subsidiary that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation S-X was in effect on June 1, 1996).

      “Subject Notes” means, with respect to any series of debt securities issued under an indenture, (1) debt securities of any other series issued under that indenture and (2) KB Home’s 8 5/8% senior subordinated notes due 2008, 7 3/4% senior subordinated notes due 2010 and 9 1/2% senior subordinated notes due 2011, or any of the foregoing.

      “Subsidiary” means any (1) corporation the majority of the Common Stock of which is owned, directly or indirectly, by KB Home or one or more of its Subsidiaries and (2) entity other than a corporation the majority of the Common Stock of which is owned, directly or indirectly, by KB Home or one or more of its Subsidiaries; provided that, notwithstanding the foregoing, the term “Subsidiary,” as used in the subordination provisions of the senior subordinated indenture and subordinated indenture and in the definition of “Senior Indebtedness,” of any Person means (a) any corporation at least a majority of the aggregate voting power of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person, and (b) any entity other than a corporation at least a majority of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person.

      “Substitute Credit Facility” means any credit facility (as the same may be amended, supplemented or modified from time to time) of KB Home which is created subsequent to December 18, 2003 and which replaces all or part of the Credit Facility or a Substitute Credit Facility (and which may provide for an increase in the amount of credit available thereunder), so long as KB Home is a borrower under such Substitute Credit Facility.

      “Trade Payables” means, with respect to any Person, accounts payable or any other indebtedness or monetary obligations to trade creditors created or assumed by such Person in the ordinary course of business in connection with the obtaining of materials or services.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue (i) 100,000,000 shares of common stock, of which 46,319,110 shares were outstanding as of August 31, 2004 (including 7,391,920 shares held by our Grantor Stock Ownership Trust and excluding 8,448,100 shares held in treasury), (ii) 25,000,000 shares of special common stock, none of which is outstanding, and (iii) 10,000,000 shares of preferred stock, none of which is outstanding. However, we have reserved 1,600,000 shares of our Series A Participating Cumulative Preferred Stock, which we sometimes refer to as the “rights preferred stock,” for issuance under our shareholder rights plan as described below. At August 31, 2004, our common stock was held by 956 holders of record.

      The following summarizes certain provisions of our certificate of incorporation and shareholder rights plan. These summaries are not complete and are subject to, and are qualified in their entirety by reference to, our certificate of incorporation and shareholder rights plan. We have filed copies of these documents with the SEC and have incorporated them by reference as exhibits to the registration statement of which this prospectus is a part. You should read these documents, which may be obtained as described above under “Where You Can Find More Information.”

Common Stock and Special Common Stock

      Voting. Our common stock and special common stock generally have identical rights, except holders of common stock are entitled to one vote per share while holders of our special common stock are entitled to one-tenth of a vote per share on all matters to be voted on by stockholders and except that holders of our special common stock have the conversion rights described below. Holders of common stock and special common stock are not entitled to cumulate their votes in the election of directors. Generally all matters to be voted on by stockholders must be approved by a majority of the combined voting power of the outstanding shares of common stock and special common stock, voting together as a single class, subject to any voting rights of holders of any outstanding preferred stock. Any amendments to our certificate of incorporation generally must be approved by a majority of the combined voting power of all shares of common stock and special common stock, voting together as a single class. However, the following amendments to our certificate of incorporation require additional or different voting:

•	an amendment that adversely affects the rights of the common stock or special common stock must be approved by a majority of the votes entitled to be cast by holders of the affected class, voting as a separate class, in addition to the approval of a majority of the votes entitled to be cast by the holders of the common stock and special common stock voting together as a single class;

•	an amendment that modifies the classified board of directors provisions contained in our certificate of incorporation must be approved by 80% of the combined voting power of all shares of our outstanding capital stock, including common stock, special common stock and preferred stock; and

•	an amendment that modifies the “fair price” provisions contained in our certificate of incorporation must be approved by 80% of the combined voting power of all shares of our outstanding voting stock excluding voting stock held by a “related person” (discussed below under “Additional Provisions of Our Certificate of Incorporation”) and its “affiliates” and “associates” (as those terms are defined in our certificate of incorporation).

      Preemptive Rights; Conversion. Our common stock and special common stock have no preemptive rights, and neither provides for redemption. Our common stock is not convertible into any other securities. If we make a tender or exchange offer for shares of our common stock or if another person makes a tender offer for our common stock, each share of special common stock will be convertible at the option of the holder into one share of common stock solely to enable those shares of common stock to be tendered pursuant to that offer. Each share of special common stock converted into common stock and not purchased pursuant to that offer will be automatically reconverted into one share of special common stock. All our outstanding shares of common stock are fully paid and nonassessable and shares of our special common stock, if issued, will be fully paid and nonassessable.

      Dividends. Subject to any prior dividend rights of our outstanding preferred stock, if any, holders of our common stock and special common stock may receive dividends and distributions from funds legally available for dividends in the discretion of our board of directors. Holders of common stock and special common stock will share equally in all dividends and distributions on a per share basis. If we pay dividends or other distributions in capital stock other than preferred stock (including stock splits), only shares of common stock will be distributed with respect to common stock and only shares of special common stock will be distributed with respect to special common stock, in each case in an amount per share equal to the amount per share distributed with respect to the common stock or the special common stock, as the case may be. If we combine or reclassify our common stock or special common stock, the shares of each such class will be combined or reclassified so as to retain the proportionate interest of each class after giving effect to the combination or reclassification.

      Distributions on Liquidation. The common stock and special common stock are entitled to share pro rata in any distribution upon our liquidation, dissolution or winding up, after payment or provision for our liabilities and after giving effect to any liquidation preference of any preferred stock.

      Reorganization, Consolidation or Merger. If we reorganize, consolidate or merge, each holder of a share of common stock will receive the same kind and amount of property that a holder of a share of special common stock receives, and each holder of a share of special common stock will receive the same kind and amount of property receivable by a holder of common stock.

Preferred Stock

      We are authorized to issue preferred stock in one or more series with the designations, rights, preferences and limitations determined by our board of directors, including the consideration to be received for the preferred stock, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights, all without any stockholder approval.

      If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of KB Home and could adversely affect the rights of holders of common stock and special common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock or special common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock and special common stock. Under some circumstances, control of KB Home could shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets, and certain amendments to our certificate of incorporation) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock and special common stock.

Shareholder Rights Plan

      On February 4, 1999 our board of directors declared a dividend of one preferred stock purchase right for each share of our common stock. Throughout this discussion of our shareholder rights plan, subsequent references to our “common stock” mean our common stock and our special common stock, collectively, unless otherwise expressly stated or the context otherwise requires. The holder of a right may purchase one one-hundredth (1/100th) of a share of our rights preferred stock at an exercise price of $135.00. The terms of the rights are set forth in a rights agreement between KB Home and Mellon Investor Services, L.L.C., as rights agent. These rights replace the preferred stock purchase rights we issued in 1989 under our previous rights agreement.

      The rights will be evidenced by certificates of our common stock until the “distribution date,” which will be the earlier to occur of:

•	10 days following a public announcement that a person or group (referred to in this section as an “acquiring person”) has acquired beneficial ownership of common stock entitled to 15% or more of the aggregate votes entitled to be cast by all outstanding shares of common stock; or

•	10 business days following the commencement of a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

      Until the distribution date or, if earlier, the redemption or expiration of the rights:

•	the rights will be transferred only with the common stock;

•	common stock certificates will refer to the rights and the rights agreement (the notation on outstanding common stock certificates referring to our prior rights agreement will be deemed to refer to the new rights); and

•	a transfer of shares of common stock will also constitute the transfer of the rights associated with the transferred shares of common stock.

As soon as practicable after we have notified the rights agent of the occurrence of the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date. Afterwards, the separate right certificates alone will evidence the rights.

      The rights are not exercisable until the distribution date. The rights will expire on March 5, 2009 unless we redeem or exchange the rights before the expiration date.

      The exercise price payable, and the number of shares of rights preferred stock or other securities or property issuable, upon exercise of the rights may be adjusted to prevent dilution in certain circumstances specified in the rights agreement, such as payment of a stock dividend on our common stock or a subdivision, combination or reclassification of our voting stock.

      If any person or group becomes an acquiring person, each holder of a right (other than rights beneficially owned by the acquiring person, which become void) will have the right to receive, upon exercise and payment of the then current exercise price, in lieu of our rights preferred stock, that number of shares of common stock or special common stock, as the case may be, having a market value of two times the exercise price.

      If, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, we are required to make proper provision so that each holder of a right (other than the acquiring person, whose rights will become void) will afterwards have the right to receive, upon exercise at the then current exercise price, that number of shares of common stock of the person with whom we have engaged in the acquisition transaction (or its parent) which at the time of the transaction has a market value of two times the exercise price.

      At any time after any person or group becomes an acquiring person, our board of directors may exchange the rights (other than rights owned by the acquiring person, which become void) in whole or in part for shares of common stock or special common stock at an exchange ratio of one share of common stock or special common stock per right, as appropriately adjusted for changes in the common stock or special common stock after the date of the rights agreement.

      We will not issue any fractional shares of rights preferred stock, except for fractions which are integral multiples of one-hundredth of a share, which may, at our election, be evidenced by depositary receipts. Instead of any other fractional interest, we will make an adjustment in cash based on the market price of the rights preferred stock.

      At any time prior to the earlier of the expiration date of the rights or ten days after a person or group becomes an acquiring person (or any later date determined by our board of directors), our board of directors may redeem the rights in whole, but not in part, at a redemption price of $.005 per right, subject to adjustment. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and holders of rights will only have a right to receive the redemption price. We may amend the rights to the extent and on the conditions set out in the rights agreement. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of KB Home, including, without limitation, the right to vote or to receive dividends.

      The rights will make it more difficult to acquire KB Home without the approval of our board of directors. The rights will cause substantial dilution to a person or group that attempts to acquire KB Home without conditioning their offer on substantially all the rights being acquired. The rights will not interfere with any merger or other business combination approved by our board of directors, which may, at its option, at any time before a person or group becoming an acquiring person, redeem the then outstanding rights.

Additional Provisions of Our Certificate of Incorporation

      Our certificate of incorporation contains “fair price” provisions. These fair price provisions are intended to protect our stockholders from certain possible pricing abuses in connection with, among other things, unsolicited attempts to gain control of KB Home. Under these provisions, if a related person (defined below) wishes to engage in a merger or certain other corporate transactions with us, the transaction must either:

•	be approved by at least 80% of the outstanding shares of our voting stock held by persons other than the related person;

•	be approved by at least two-thirds of our continuing directors (as defined below); or

•	satisfy certain “fair price” criteria discussed below.

      A “related person” is any person that, together with its “affiliates” and “associates” (as defined in our certificate of incorporation), beneficially owns in the aggregate 20% or more of our outstanding voting stock, and any affiliate or associate of that person. However, a related person does not include:

•	any person whose acquisition of that aggregate percentage of our voting stock was approved in advance by at least two-thirds of our continuing directors,

•	any fiduciary of any of our employee benefit plans; or

•	a specifically designated corporation formerly affiliated with us or any of our affiliates or associates.

      The “fair price” provisions are satisfied if, in general, holders of our outstanding voting stock receive consideration per share in the merger or other transaction at least equal to the highest price the related person paid in acquiring our stock, as determined by two-thirds of our continuing directors.

      The term “continuing director” means a director of KB Home who was a member of our board of directors immediately before a related person involved in the applicable merger or other corporate transaction became a related person.

      We have also adopted certain defensive measures, including classifying our board of directors into three classes of directors, requiring a supermajority vote of our stockholders to effect certain amendments to our certificate of incorporation and bylaws, restricting stockholders’ ability to call special meetings of stockholders, implementing our shareholder rights plan and amending our certificate of incorporation to provide that Section 203 of the Delaware General Corporation Law shall apply to KB Home. In addition, our certificate of incorporation prohibits stockholder action by written consent.

      These defensive measures could require a potential acquiror of KB Home to pay a higher price than might otherwise be the case or to obtain the approval of a larger percentage of our stockholders than might otherwise be the case. These measures may also discourage a proxy contest or make it more difficult to complete a merger involving KB Home, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that would give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares.

Section 203 of the Delaware General Corporation Law

      As a Delaware corporation, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Under Section 203, if a person or group acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”) without prior board approval, the interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation’s voting stock (excluding from the outstanding voting stock, shares held by persons who are directors and also officers and shares held pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of a least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

Transfer Agent

      The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of debt securities, preferred stock, depositary shares or common stock. Warrants may be issued independently or together with our debt securities, preferred stock, depositary shares or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

      The prospectus supplement relating to a particular issue of warrants to purchase debt securities, preferred stock, depositary shares or common stock will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities, preferred stock, depositary shares or common stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	if applicable, the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the number of shares of preferred stock, common stock or depositary shares that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

DESCRIPTION OF DEPOSITARY SHARES

      We may, at our option, elect to offer depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock as specified in the applicable prospectus supplement. We may offer depositary shares rather than offering fractional shares of preferred stock of any series. Subject to the terms of the applicable deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption and liquidation rights.

      The shares of preferred stock underlying the depositary shares will be deposited with a depositary under a deposit agreement between us, the depositary and the holders of the depositary receipts evidencing the depositary shares. The depositary will be a bank or trust company selected by us. The depositary will also act as the transfer agent, registrar and, if applicable, dividend disbursing agent for the depositary shares. We anticipate that we will enter into a separate deposit agreement for the depositary shares representing fractional interests in preferred stock of each series.

      Holders of depositary receipts will be deemed to agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

      The following is a summary of selected terms of the depositary shares and the related depositary receipts and deposit agreement. The deposit agreement, the depositary receipts, our certificate of incorporation and the certificate of designation for the applicable series of preferred stock that have been, or will be, filed with the SEC will set forth all of the terms relating to each issue of depositary shares. To the extent that any particular terms of any depositary shares or the related depositary receipts or deposit agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by the applicable terms described in that prospectus supplement. The following summary of selected provisions of the depositary shares and the related depositary receipts and deposit agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the applicable depositary receipts and deposit agreement, including terms defined in those documents.

      Immediately following our issuance of shares of a series of preferred stock that will be offered as depositary shares, we will deposit the shares of preferred stock with the applicable depositary, which will then issue and deliver the depositary receipts. Depositary receipts will only be issued evidencing whole depositary shares. A depositary receipt may evidence any number of whole depositary shares.

Dividends

      The depositary will distribute all cash dividends or other cash distributions received relating to the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date. The record date for the depositary shares will be the same date as the record date for the preferred stock.

      In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution. However, if the depositary determines that the distribution cannot be made proportionately among the holders or that it is not feasible to make the distribution, the depositary may, with our approval, adopt another method for the distribution. The method may include selling the securities or property and distributing the net proceeds to the holders.

      The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges.

Liquidation Preference

      In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of each depositary share will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Redemption

      If the series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and not less than 35 nor more than 60 days prior to the date fixed for redemption of the preferred stock and the depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable per share for the applicable series of preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or ratably as the depositary will decide.

      After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the moneys payable upon redemption and any moneys or other property to which the holders of the depositary shares were entitled upon the redemption, upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting

      Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts representing the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in a manner consistent with the instructions of the holders of the depositary receipts. We will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

      Owners of depositary shares are entitled, upon surrender of depositary receipts at the applicable office of the depositary and payment of any unpaid amount due the depositary, to receive the number of whole shares of preferred stock underlying the depositary shares. Partial shares of preferred stock will not be issued. After the withdrawal of shares of preferred stock as described in the preceding sentence, the holders of those shares of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for those shares of preferred stock.

Amendment and Termination of Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the applicable deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than any change in fees, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding. The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution relating to the preferred stock in connection with our liquidation, dissolution or winding up, and that distribution has been made to all the holders of depositary shares.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary shares and receipts, any redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as provided in the deposit agreement. In certain circumstances, the depositary may refuse to transfer depositary shares, withhold dividends and distributions, and sell the depositary shares evidenced by the depositary receipt, if the charges are not paid.

Reports to Holders

      The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the applicable office of the depositary — and at other places as it thinks is advisable — any reports and communications we deliver to the depositary as the holder of preferred stock.

Liability and Legal Proceedings

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper persons.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering a notice to us of its election to do so. We may also remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal. In addition, the successor depositary must be a bank or trust company having its principal office in the United States of America and must have a combined capital and surplus of at least $150,000,000.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as “stock purchase contracts.” The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, depositary shares, debt obligations of third parties, including U.S. Treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, which may secure the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in some circumstances we may deliver newly issued prepaid common stock purchase contracts, which are referred to as “prepaid securities,” upon release to a holder of any collateral securing that holder’s obligations under the original purchase contract. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or prefunded on some basis.

      The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities. This description is not complete and the description in the prospectus supplement will not necessarily be complete, and reference is made to the stock purchase contracts, and, if applicable, collateral or depositary agreements, relating to the stock purchase contracts or stock purchase units. If any particular terms of the stock purchase contracts or stock purchase units described in a prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superseded by that prospectus supplement. Selected United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts may also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

      We will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

•	the names of any underwriters or agents;

•	the proceeds we will receive from the sale;

•	any discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the applicable securities may be listed.

      If we use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

      The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased.

      We may sell securities through agents or dealers designated by us. Any agent or dealer involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent or dealer will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase securities from us as principal and may resell those securities at varying prices to be determined by the dealer.

      We also may sell securities directly. In this case, no underwriters or agents would be involved.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

      We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

      In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

      Some or all of the securities may be new issues of securities with no established trading market. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

LEGAL MATTERS

      Munger, Tolles & Olson LLP, our outside counsel, will issue to us an opinion about the validity of the offered securities. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel for any underwriters or agents. Sidley Austin Brown & Wood LLP represents us in connection with certain other legal matters from time to time.

EXPERTS

      The consolidated financial statements of KB Home appearing in KB Home’s Annual Report on Form 10-K for the year ended November 30, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$300,000,000

6 1/4% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

UBS Investment Bank

May 25, 2005